HESS CORPORATION
2020 PROXY STATEMENT





HESS CORPORATION

April 24, 2020

Dear Stockholder:

The world has been battling a global pandemic and the danger it poses to society. Our first priority in this crisis is the safety of our workforce and the communities where we operate. A multidisciplinary Hess emergency response team has been overseeing our plans and precautions to reduce the risks of the coronavirus (COVID-19) in our work environment based on recommendations by public health agencies and government directives. The COVID-19 outbreak has also been severely impacting demand for oil. At the same time, an oil price war has been flooding the markets, further pushing down crude oil prices to historic lows.

In response to this sharp decline in oil prices, our focus is on preserving cash and protecting our world class investment opportunity in Guyana. On March 17, 2020, we announced a revised $2.2 billion capital and exploratory budget for 2020, a 27% reduction from the previous budget of $3.0 billion, which primarily will be achieved by shifting from a six rig program to one rig in the Bakken. In addition, we announced a new $1.0 billion, three year term loan agreement.

Our company's long term strategy has positioned us to manage through this low price environment. In 2020, approximately 80% of our oil production is hedged with put options for 130,000 barrels a day at $55 per barrel West Texas Intermediate and 20,000 barrels a day at $60 per barrel Brent. We entered 2020 with more than $1.5 billion in cash and cash equivalents on the balance sheet and have a $3.5 billion undrawn revolving credit facility and no material debt maturities until 2027.

The majority of our revised 2020 capital budget is directed to Guyana and the Bakken – two of the highest return investment opportunities in our industry. With Guyana as our growth engine and Malaysia, the deepwater Gulf of Mexico and now the Bakken as our cash engines, our portfolio is positioned to deliver increasing and strong financial returns and industry leading cash flow growth when oil markets recover.

Fundamental to our strategy is our position in Guyana, where Hess has a 30% interest in the Stabroek Block and ExxonMobil is the operator. On December 20, 2019, the Liza Phase 1 development achieved first production and is ramping up to reach its full capacity of 120,000 gross barrels of oil per day. The second phase of Liza development, which will have a production capacity of 220,000 gross barrels of oil per day, is expected to start production in 2022. A third development at the Payara Field is planned with a production capacity of 220,000 gross barrels of oil per day. Pending government approval to proceed, some 2020 activities at Payara are now being deferred, creating a potential delay in production startup of 6 to 12 months.

With regard to exploration, 2019 was an outstanding year with five new discoveries on the Stabroek Block in Guyana, which underpinned an increase of over 30% to the estimate of gross discovered recoverable resources for the block from the previous estimate, with multibillion barrels of exploration potential remaining. An oil discovery at the Uaru well in January 2020 marked the 16th discovery on the block. Resources associated with the Uaru discovery are incremental to the new estimate.

In the Bakken, Hess' largest operated asset, our transition to plug and perf completions from our previous 60 stage sliding sleeve design was successful in delivering the expected 15% uplift in 180 day cumulative initial production rates. At the same time, we reduced our plug and perf drilling and completion costs to $6.8 million per well in 2019, down from $7.6 million in 2018.

Proved reserves at the end of 2019 stood at 1.197 billion barrels of oil equivalent. Net proved reserve additions and revisions in 2019 totaled 121 million barrels of oil equivalent, including negative net price revisions of 35 million barrels of oil equivalent, replacing 104% of 2019 production.

Full year net production was 290,000 barrels of oil equivalent per day, excluding Libya – 17% higher than the 248,000 barrels of oil equivalent per day (pro forma for asset sales) produced in 2018. In the Bakken, 2019 net production averaged 152,000 barrels of oil equivalent per day, well above our original guidance range of 135,000 to 145,000 barrels of oil equivalent per day and nearly 30% higher than 2018.

With strong execution throughout our portfolio, we were able to reduce our full year 2019 capital and exploratory expenditures to $2.74 billion, down approximately $150 million from our original guidance. During the fourth quarter, Hess Midstream Partners completed a transaction to convert from a master limited partnership into an "Up-C" structure and acquire Hess Infrastructure Partners. As consideration for the transaction, Hess Corporation received approximately $300 million in cash and owns 47% of Hess Midstream LP on a consolidated basis.

Sustainability

As we continue to execute our strategy, our company will be guided by our longstanding commitment to sustainability. We are gratified to have been recognized once again in 2019 by a number of third-party organizations for the quality of our environmental, social and governance performance and disclosure.

We recognize that climate change is one of the greatest scientific challenges of the 21st century that must be addressed while also providing the safe, affordable and reliable energy necessary to ensure human welfare and global economic development in the context of the United Nations (U.N.) Sustainable Development Goals. Our Board is climate change literate and actively engaged in overseeing Hess' sustainability practices. We are committed to transparency – our strategy and reporting are closely aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

We have tested the robustness of Hess' portfolio under the supply and demand scenarios from the International Energy Agency (IEA), including the ambitious greenhouse gas (GHG) emission reductions assumed within the IEA's Sustainable Development Scenario. Our strategy is consistent with the energy transition needed to achieve the Sustainable Development Scenario, where oil and gas will continue to be essential to meeting the world's growing energy demand. Our current asset portfolio is resilient, and our pipeline of forward investments is projected to provide strong financial returns under the Sustainable Development Scenario.

Our business planning includes actions we will undertake to continue reducing our carbon footprint in keeping with the findings of the U.N. Intergovernmental Panel on Climate Change and the aim of the Paris Agreement to limit global average temperature rise to well below 2° C. Our Board of Directors and senior leadership have set aggressive targets for GHG emission reductions, and over the past 12 years our company has reduced our absolute Scope 1 and 2 GHG emissions by approximately 60% on an equity basis. In addition, we are investing in technological and scientific advances designed to reduce, capture and store carbon emissions, including groundbreaking work being conducted by the Salk Institute to develop plants with larger root systems that according to the Salk Institute are capable of absorbing and storing potentially billions of tons of carbon per year from the atmosphere.

Commitment to Shareholders

Our industry will play an important role in helping the world economy recover from the effects of the pandemic. We are confident in our ability to play our part by executing our strategy to deliver long term value and increase financial returns. We are proud of our company's 2019 performance and grateful for the guidance of our Directors, the dedication of our employees and the continued support of our shareholders.

You are cordially invited to participate in our annual meeting of stockholders, which will be held as a virtual meeting, on Wednesday, June 3, 2020 at 9:00 a.m., Central Time. We look forward to sharing more about our company at our annual meeting.

Sincerely,





*Independent Chairman
of the Board of Directors*

Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF
    STOCKHOLDERS i

PROXY SUMMARY ii

2020 Annual Meeting Information ii

Voting Matters ii

How to Vote ii

Our Purpose: To Be The World's Most Trusted Energy
    Partner iii

Corporate Culture and Human Capital Management iii

Strategy of Value Creation iv

Corporate Performance Highlights iv

Commitment to Sustainability v

Environmental, Social and Governance Disclosure and
    Transparency vi

Strong Governance Practices vi

Director Nominees vii

Executive Compensation Tied to Company
    Performance viii

PROXY STATEMENT 1

PROPOSAL 1: ELECTION OF DIRECTORS . . . 2

Majority Voting Standard 2

Nominees for Director 2

Director Nominations 6

Board Evaluation 7

Board Leadership Structure / Independent Chairman 8

Director and Nominee Independence 8

Meeting Attendance 8

Corporate Governance Guidelines 9

Stockholder and Interested Party Communications 9

Related Party Transactions 9

Committees of the Board 10

Report of the Audit Committee 12

Stockholder Engagement 14

Risk Oversight 14

Ownership of Voting Securities by Certain
    Beneficial Owners 16

Ownership of Equity Securities by Management 18

Director Compensation 19

EXECUTIVE COMPENSATION 20

Compensation Discussion and Analysis 20

    A Special Note Regarding the COVID-19 Pandemic . . . 20

    Executive Summary 21

    Compensation Program Key Practices Promote
        Alignment with Stockholder Interests 25

    Compensation Objective and Philosophy 25

    2019 Total Direct Compensation 26

    Peer Group 33

    Process for Determining Compensation and Role
        of Compensation Consultants 33

    Additional Information 33

    Compensation Committee Report 36

    Compensation Committee Interlocks and
        Insider Participation 36

Summary Compensation Table 37

Grants of Plan-Based Awards 38

Outstanding Equity Awards at Fiscal Year End 39

Option Exercises and Stock Vested 41

Pension Benefits 41

Nonqualified Deferred Compensation 42

Employment Agreements and Termination Agreements . . 42

Potential Payments upon Termination or
    Change in Control 43

CEO Pay Ratio 46

Compensation and Risk 47

PROPOSAL 2: ADVISORY VOTE TO
    APPROVE THE COMPENSATION OF THE
    NAMED EXECUTIVE OFFICERS 48

PROPOSAL 3: RATIFICATION OF THE
    SELECTION OF ERNST & YOUNG LLP AS
    OUR INDEPENDENT REGISTERED PUBLIC
    ACCOUNTANTS 49

QUESTIONS AND ANSWERS ABOUT THE
    ANNUAL MEETING AND VOTING 51

ADDITIONAL INFORMATION 56

OTHER MATTERS 57

Cautionary Note Regarding Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "estimate," "expect," "forecast," "guidance," "could," "may," "should," "would," "believe," "intend," "project," "plan," "predict," "will," "target" and similar expressions identify forward-looking statements, which are not historical in nature. Our forward-looking statements may include, without limitation: our future financial and operational results; our business strategy; estimates of our crude oil and natural gas reserves and levels of production; benchmark prices of crude oil, natural gas liquids and natural gas and our associated realized price differentials; our projected budget and capital and exploratory expenditures; our plan to syndicate the $1 billion term loan; expected timing and completion of our development projects; and future economic and market conditions in the oil and gas industry.

Forward-looking statements are based on our current understanding, assessments, estimates and projections of relevant factors and reasonable assumptions about the future. Forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from our historical experience and our current projections or expectations of future results expressed or implied by these forward-looking statements. The following important factors could cause actual results to differ materially from those in our forward-looking statements:

- fluctuations in market prices of crude oil, natural gas liquids and natural gas and competition in the oil and gas exploration and production industry generally;

- potential failures or delays in increasing oil and gas reserves, including as a result of unsuccessful exploration activity, drilling risks and unforeseen reservoir conditions;

- potential failures or delays in achieving expected production levels given inherent uncertainties in estimating quantities of proved reserves;

- potential disruption or interruption of our operations due to catastrophic events, such as accidents, severe weather, geological events, shortages of skilled labor or cyber-attacks;

- reduced demand for our products, including the impact of competing or alternative energy products and political conditions and events, such as instability, changes in governments, armed conflict, economic sanctions and outbreaks of infectious diseases, including COVID-19;

- changes in tax, property, contract and other laws, regulations and governmental actions applicable to our business, including legislative and regulatory initiatives regarding environmental concerns, such as measures to limit greenhouse gas emissions and well fracking bans;

- the ability of our contractual counterparties to satisfy their obligations to us, including the operation of joint ventures under which we may not control;

- unexpected changes in technical requirements for constructing, modifying or operating exploration and production facilities and/or the inability to timely obtain or maintain necessary permits;

- availability and costs of employees and other personnel, drilling rigs, equipment, supplies and other required services;

- any limitations on our access to capital or increase in our cost of capital, including our ability to fully syndicate the term loan, as a result of weakness in the oil and gas industry or negative outcomes within commodity and financial markets;

- liability resulting from litigation, including heightened risks associated with being a general partner of Hess Midstream LP; and

- other factors described in Item 1A—Risk Factors in our Annual Report on Form 10-K and any additional risks described in our other filings with the Securities and Exchange Commission.

As and when made, we believe that our forward-looking statements are reasonable. However, given these risks and uncertainties, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur and actual results may differ materially from those contained in any forward-looking statement we make. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise.



HESS CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Wednesday, June 3, 2020, at 9:00 a.m.

To the Stockholders:

The annual meeting of stockholders of Hess Corporation will be held on Wednesday, June 3, 2020, at 9:00 a.m., Central Time, for the following purposes:

1. To elect ten directors for the ensuing one-year term (pages 2 to 19 of the accompanying proxy statement);

2. To conduct a non-binding advisory vote to approve the compensation of our named executive officers (page 48);

3. To act upon the ratification of the selection by the audit committee of Ernst & Young LLP as our independent registered public accountants (pages 49-50); and

4. To transact any other business which properly may be brought before the meeting.

Due to the health impact of COVID-19 and in order to protect our stockholders, employees and others and align with relevant gathering and travel restrictions, the annual meeting will be held as a virtual only meeting of stockholders. If you are a stockholder of record at the close of business on April 9, 2020, the record date for the annual meeting, you will be able to attend the annual meeting as well as submit questions and vote during the live webcast of the meeting by visiting **www.virtualshareholdermeeting.com/HES2020**. You will not be able to attend the annual meeting in person. Additional information on how to participate in the virtual annual meeting can be found on page 51. This does not represent a change in our stockholder engagement philosophy, and we intend to return to an in-person meeting next year.

By order of the board of directors,

Timothy B. Goodell
Secretary

April 24, 2020

YOUR VOTE IS IMPORTANT

You are urged to date, sign and promptly return the proxy card in the envelope provided to you, or to use the telephone or internet method of voting described in your proxy card, so that if you are unable to attend the meeting and vote electronically your shares can be voted.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 3, 2020:

Hess Corporation's notice of meeting, proxy statement and 2019 annual report are available at www.proxyvote.com.

The attached proxy statement is dated April 24, 2020 and is first being mailed to stockholders on or about April 24, 2020.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROXY SUMMARY

The following section is only a summary of key elements of the proxy statement. This summary is intended to assist you in reviewing the proxy statement in advance of the annual meeting of stockholders. It does not contain all of the information you should consider, and we encourage you to read this entire proxy statement before submitting your vote.

2020 Annual Meeting Information

Date & Time	**Place**	**Record Date**
Wednesday, June 3, 2020 at 9:00 a.m., Central Time	Online at **www.virtualshareholdermeeting.com/HES2020**	April 9, 2020

Voting Matters

Proposals	Board Vote Recommendation	Page Reference
1. **Election of ten director nominees for one-year term expiring in 2021**	✔ **FOR** each nominee	2
2. **Advisory approval of the compensation of our named executive officers**	✔ **FOR**	48
3. **Ratification of the selection of Ernst & Young LLP as our independent registered public accountants for the year ending December 31, 2020**	✔ **FOR**	49

Your vote is important to us. Please exercise your right to vote.

How to Vote


Over the Internet

Visit the website listed on your Notice of Internet Availability of Proxy Materials or proxy card or voting instruction form.


By Telephone

Call the toll-free telephone number listed on your proxy card or voting instruction form.


By Mail

Follow the instructions on your proxy card or voting instruction form.


In Person at the Meeting

Stockholders are invited to attend the virtual annual meeting and vote electronically.

To participate, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card (or on your voting instruction form or as provided by your bank, broker or other nominee in the case of beneficial holders). See page 53 for more information.



Our Purpose: To Be the World's Most Trusted Energy Partner

Hess Corporation is a global Exploration and Production ("E&P") company engaged in the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas.

As a leading independent energy company, **our purpose is to be the world's most trusted energy partner** through our **strong company values** and **focus on long-term strategy**. We are committed to developing oil and gas resources in an environmentally responsible and sustainable manner. We are focused on building a company that makes a positive impact for all stakeholders: our investors, employees, partners and the communities in which we do business.

Hess Values

Our company values set the framework and establish the ethical standards by which we conduct our business.



- **Integrity**: We are committed to the highest level of integrity in all our relationships.

- **People**: We are committed to attracting, retaining and energizing the best people by investing in their professional development and providing them with challenging and rewarding opportunities for personal growth.

- **Performance**: We are committed to a culture of performance that demands and rewards outstanding results throughout our business.

- **Value Creation**: We are committed to creating stockholder value based on sustained financial performance and long-term profitable growth.

- **Social Responsibility**: We are committed to meeting the highest standards of corporate citizenship by protecting the health and safety of our employees, safeguarding the environment and creating a long-lasting, positive impact on the communities where we do business.

- **Independent Spirit**: We are committed to preserving the special qualities and unique personality that have made us a successful independent enterprise.

Corporate Culture and Human Capital Management

We are committed to having an **engaged, diverse and inclusive workplace** that fosters learning, development and innovation. Our leadership team conducts a robust program of employee engagement and we have invested in the personal and professional development of our employees through programs that focus on leadership, early career and diversity, as well as mentorship programs and employee resource groups. Our leadership team holds regular employee town halls and conducts annual surveys on employee understanding of and engagement in strategic business priorities. We monitor a variety of metrics to **ensure the health of our company culture** and **alignment with our values and strategic business priorities**. Employee turnover, diversity and inclusion and leadership development metrics, along with qualitative data are discussed at the compensation and management development committee regularly throughout the year and shared with our board of directors. Directors also have opportunities throughout the year to meet with employees and visit our assets and offices.

Strategy of Value Creation

Our strategy is to deliver capital efficient growth in our resources and production – investing in the highest return projects to move down the cost curve and be profitable in a lower price environment with increasing cash generation and returns to stockholders. Consistent with this strategy, we divested higher-cost, mature assets over the last several years to build a balanced portfolio, and in 2019 we achieved first production from the Liza Field offshore Guyana. We are confident in our company's strategy, which has positioned us to manage through this low price environment to deliver long term value to our stockholders.



Invest Only in High Return, Low Cost Opportunities
Build Focused and Balanced Portfolio – Robust at Low Prices
Maintain Financial Strength and Manage for Risk
Grow Free Cash Flow in Disciplined, Reliable Manner
Prioritize Return of Capital to Stockholders
Commitment to Sustainability

Corporate Performance Highlights

In 2019, we had exceptional operational performance and exploration success, achieving a number of important milestones and delivering higher production while lowering capital and exploratory expenses compared to guidance.

Strategy & Operations

Liza Phase 1
commenced production offshore Guyana in December 2019

$150 million
under capital budget while achieving production targets and exploration success

290,000 boepd
Net oil and gas production, excluding Libya, a 17% increase from 2018

Finance and Stockholder Returns

$5.4 billion
total liquidity at 12/31/2019, excluding midstream and including committed credit facilities

Ranked #1
during 2019 based on total shareholder return compared to peers using performance share unit methodology

150,000 bopd
hedged for 2020, including 130,000 bopd with $55 per barrel WTI put options and 20,000 bopd with $60 per barrel Brent put options

Exploration and Reserves

5
new discoveries during 2019 on the Stabroek Block offshore Guyana

60% Increase
in estimated gross discovered recoverable resources for the Stabroek Block since year-end 2018

>100%
reserve replacement for 2019



Commitment to Sustainability

Hess is committed to helping meet the world's growing energy needs in a safe, environmentally responsible, socially sensitive and profitable way. Our purpose is to be the world's most trusted energy partner and sustainability is fundamental to our long-term strategy. We believe our focus on sustainability creates value for our stockholders and helps position us to continuously improve business performance. Our strategy focuses our efforts on the areas most significant to our business, including health and safety, climate change, community and stakeholder engagement, human rights, and transparency.

Climate Change Strategy

Hess has established a climate change strategy that is closely aligned with the recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosures ("TCFD") to guide our initiatives to reduce greenhouse gas ("GHG") emissions, invest in carbon-efficient technologies and innovations, and ensure our business strategy accounts for potential low-demand scenarios. Our climate change strategy ties to our broader business strategy, strategic planning and capital allocation decisions, including applying a theoretical price of carbon in our economic evaluations for significant new projects and conducting annual scenario planning exercises which incorporate the International Energy Agency's scenarios for future energy demand and carbon pricing. These efforts help position Hess for the long term as a low-cost producer providing the energy necessary to ensure human welfare and global economic development, even in a low-carbon future.

Board Oversight of Sustainability Practices

The board is actively engaged in overseeing Hess' sustainability practices and works alongside senior management to ensure focus on these topics. During 2019, as a reflection of the board's continued commitment to developing oil and gas resources in an environmentally responsible and sustainable manner, the board elevated the environmental, health and safety subcommittee of the audit committee to a stand-alone committee of the board. The environmental, health and safety committee has specific oversight responsibility and makes recommendations to the full board of directors with respect to Hess' policies, positions and systems for environmental, health, safety and social responsibility, compliance and risk management. Our board is climate change literate, and these and other environmental risks are discussed at the board level and taken into account in strategic decisions. Furthermore, the board's compensation and management development committee has tied executive compensation to advancing the environmental, health and safety goals of the company.

Safety	Climate Change & Environment	Social Responsibility
✔ **Reduced our severe safety incident rate** by 36% since 2014 ✔ Achieved a **67% reduction in process safety incidents** since 2014 ✔ Working closely with employees and contractors to reinforce **a shared workforce goal of zero safety incidents**	✔ **Reduced absolute Scope 1 and 2 greenhouse gas emissions** by ~60% on an equity basis over past 12 years ✔ Contributing to the Salk Institute's development of plants that, according to the Salk Institute, are **capable of absorbing and storing potentially billions of tons of atmospheric carbon per year** ✔ **Board evaluates sustainability risks and carbon asset risk scenarios** in making strategic decisions	✔ Guided by **commitments to international voluntary initiatives** including the U.N. Global Compact ✔ Invest in community programs with a focus on **education, workforce development and environmental stewardship** ✔ Committed to having a **positive impact on the communities where we operate**

 

Environmental, Social and Governance Disclosure and Transparency

Hess is committed to transparency. The company's disclosures, including our annual Sustainability Report, are informed by the TCFD and the oil and gas industry metrics published by the Sustainability Accounting Standards Board ("SASB"). Our website **www.hess.com** contains information on our environmental and social policies and programs. Hess is recognized as a leader in environmental, social and governance disclosure and transparency:



CDP	Dow Jones Sustainability Indices	MSCI	FTSE4Good
11 consecutive years Leadership status	**10** consecutive years on North America Index	**10** consecutive years on USA ESG Leaders Index	**7** consecutive years on U.S Index
CR 100 Best Corporate Citizens 2019	Bloomberg Gender-Equality Index 2020	America's Most Responsible Companies 2020 Newsweek	WSJ Management Top 250 2019
No. 1 oil & gas company **12** consecutive years on list	**Only** U.S. oil & gas company	Oil & gas **top** performer	**1** of only **5** oil & gas companies on list















Strong Governance Practices

- ✔ Independent directors (9 of 10 nominees)
- ✔ Independent chairman
- ✔ Over 75% of the board refreshed since 2013
- ✔ Annual board and committee evaluations
- ✔ Stockholder proxy access
- ✔ Annual election of directors
- ✔ Strong risk-oversight culture
- ✔ No poison pill
- ✔ Stock ownership policy for executives and directors
- ✔ Majority vote for director elections
- ✔ Annual CEO performance evaluation led by the board
- ✔ Independent board committees, including two with female leadership
- ✔ Engagement with stockholders representing approximately 70% of outstanding shares

Risk Oversight

The board of directors has oversight of the company's risk management policies with an emphasis on understanding the key enterprise risks affecting the company's business and the ways in which the company attempts to prudently mitigate such risks, to the extent reasonably practicable and consistent with the company's long-term strategies. Periodically, the chief risk officer presents a comprehensive review of the company's enterprise levels risks, the status of the enterprise risk program and risk management strategies utilized by the company under its corporate risk policy to the audit committee, which has been delegated primary responsibility for oversight of the company's risk management practices. The audit committee and the board will also receive updates at meetings during the year on any particular matters relating to specific risks that management believes needs to be brought to the attention of the committee or the board. Additionally, each of the board's committees is assigned with overseeing risk management specific to their scope of responsibilities.

Director Nominees

	Age	Director Since	Committee Memberships			
			Audit	Compensation**	Governance	EHS
Terrence J. Checki* *Former EVP, Federal Reserve Bank of NY*	74	2014	**Chair**	●	●	
Leonard S. Coleman, Jr.* *Former President of the National League of Major League Baseball; Former Commissioner of the New Jersey Department of Energy*	70	2016			●	●
Joaquin Duato* *Vice Chairman of the Executive Committee of Johnson & Johnson*	58	2019				
John B. Hess *Chief Executive Officer*	65	1978				
Edith E. Holiday* *Corporate Director and Trustee*	67	1993			**Chair**	
Marc S. Lipschultz* *Co-founder and President of Owl Rock Capital Partners and Co-Chief Investment Officer of Owl Rock Capital Advisors*	51	2016		●		
David McManus* *Former EVP, Pioneer Natural Resources*	66	2013		●		●
Kevin O. Meyers* *Former SVP of Americas E&P, ConocoPhillips*	66	2013	●			**Chair**
James H. Quigley* *Independent Chairman of the Board*	67	2013		●		
William G. Schrader* *Former COO, TNK-BP Russia*	61	2013	●			●

* *Independent Director*
** *Risa Lavizzo-Mourey, the current chair of the compensation and management development committee, will not stand for election at the annual meeting*

Independent Director Nominee Characteristics

When evaluating nominees for our board of directors, the corporate governance and nominating committee considers diversity of viewpoints, backgrounds and experience, including diversity of race, gender, ethnicity, age, national origin and cultural background to ensure effective oversight of our strategy and culture and effective representation of the interests of all stockholders.

DIVERSITY



Diverse board members (based on gender, race and/or ethnicity)

TENURE



0-4 years   5-9 years   10+ years

AGE



50s   60s   70s
Retirement Policy: Age 75

 

Executive Compensation Tied to Company Performance

Compensation Objective

We strive to attract and retain talented executives and motivate them to achieve our business goals through a combination of cash and stock-based compensation, which includes a base salary, annual incentive, and long-term incentives. The board oversees our compensation program and ensures that we implement our objectives by setting short-term targets that lead to long-term success and long-term targets based on total shareholder return, which has proven to be the most effective measure of long-term value creation. 2019 was a year of strong execution and operational performance, resulting in above-target payout of our annual incentive plan ("AIP") and maximum payout of our 2017-2019 performance share units ("PSUs").

In early 2020, COVID-19, along with its economic and oil price impact, has led to significant declines in the market value of our stock and that of our peers in the oil and gas sector and a challenged business environment. Hess' executive compensation programs are highly sensitive to shareholder returns and our operational performance. However, given the dynamic nature of the external market, the compensation and management development committee retains the discretion to make appropriate adjustments to 2020 executive compensation to ensure the continued alignment of pay with performance in the context of an extraordinary market environment.

Key Compensation Actions

We engage with our stockholders on a regular basis to ensure we fully understand the factors they consider to be most important when evaluating our company. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS matters, human capital management, corporate governance and other matters of concern, including executive compensation.

Over the last several years, the compensation and management development committee of our board of directors implemented a number of changes to our compensation program to align with the low oil price environment, our portfolio changes and our stockholders' interests:

2014	**2015**	**2016**	**2017**	**2018**
• Increased performance-contingent component of NEOs' LTI awards from 50% to 80%; • Added CROCE as an AIP performance metric	• Eliminated restricted stock from CEO's LTI mix, making 100% of CEO LTI performance-contingent	• Applied negative discretion on AIP payouts of 26%; • Reduced grant date values of LTI awards for NEOs by 15% from 2015 levels	• Reduced the size of CEO's LTI grant by 10% from target	• Reduced CEO LTI target award by $2 million (-21%); • Added EBITDAX as an AIP performance metric

In light of such changes, and based on on-going investor feedback, the committee took the following compensation actions in 2019, which are generally consistent with 2018 compensation actions, and determined 2019 payout results:

Component	2019 Compensation Action	Rationale
Salary	NEO salaries held flat	Reviewed annually and considers: external market, internal equity, compensation philosophy, job responsibilities, experience level, and individual performance
AIP Targets	NEO AIP target value held flat	
2019 LTI Grants	NEO LTI target value held flat	
Component	**Performance Result**	**Basis**
2019 AIP Enterprise Payout	145.8%	Exceptional year operationally resulted in high final enterprise performance results of annual goals, as described on page 29
2017-19 PSU Payout	200%	Final 3 year relative total shareholder return ("TSR") versus peers; Hess ranked second among peers and far ahead of the remaining 10 peers



Compensation Actions in 2020. In early 2020, the committee approved the addition of the S&P 500 Total Return Index as a comparator for evaluating performance of the 2020 PSU awards. The inclusion of the S&P 500 Total Return Index extends the comparator group beyond industry peers and measures the company's performance against the broader market. The committee also removed Chesapeake Energy Corporation from the company's peer group due to the substantial decrease in its market capitalization and its business focus no longer being comparable to the company. The committee believes these two changes further align executive pay with long-term stockholder interests.

Corporate Performance

In 2019, we continued the exceptional operational performance and exploration success at our key assets in Guyana and the Bakken to achieve a number of important milestones and deliver higher production and lower capital and exploratory expenditures than guidance. The enterprise performance metrics of our annual incentive program are designed to reward management for progress made against measurable goals that align with our overall company strategy.

Our PSUs are tied to relative TSR to effectively measure our performance compared to peers. Our 1-year and 3-year TSR as of December 31, 2019 were ranked first and second among peers, respectively. Our ability to navigate the low oil price environment during the last several years has resulted in our TSR far exceeding our peers, as indicated by our 1-year and 3-year TSR performance as of December 31, 2019.





Compensation Program Key Practices Promote Alignment with Stockholder Interests

What We Do

✔ Directly link pay to performance outcomes, operational results and stockholder returns

✔ Engage in ongoing dialogue with stockholders to incorporate feedback into our compensation programs

✔ Target total direct compensation (base salary / annual incentive / long-term incentives) within a competitive range of market median

✔ Use a structured approach to CEO performance evaluation and related compensation decisions

✔ Maintain a cap on CEO incentive compensation payments

✔ Emphasize a culture of safety (a weighted metric in the AIP for all employees)

✔ Maintain stock ownership guidelines for senior executives

✔ Conduct annual CEO performance evaluation led by the board

✔ Design compensation plans with provisions to mitigate undue risk

✔ Maintain double-trigger change-in-control severance benefits

✔ Maintain a compensation clawback policy, which includes recoupment and forfeiture provisions

✔ Have an anti-hedging policy and an anti-pledging policy for all executives

✔ Employ best-practice share counting and review share utilization annually

✔ Provide *de minimis* perquisites for executives

✔ Offer executives the same health and welfare benefit and savings plans as other salaried employees

✔ Devote significant time to management succession, corporate culture and leadership development efforts

✔ Retain an independent compensation consultant to advise the committee

What We Don't Do

🚫 No employment contracts for NEOs

🚫 No payment of dividends or dividend equivalents on unearned restricted stock or PSUs

🚫 No excise tax gross-ups in new change-in-control agreements since 2010

🚫 No re-pricing of underwater stock options without stockholder approval

🚫 No excessive severance or change-in-control benefits

PROXY STATEMENT

The enclosed proxy is solicited by the board of directors of Hess Corporation for use at the annual meeting of stockholders to be held on Wednesday, June 3, 2020, at 9:00 a.m. Central Time virtually, via live webcast. You will be able to attend the annual meeting as well as submit questions and vote during the live webcast of the meeting by visiting **www.virtualshareholdermeeting.com/HES2020**.

On or about April 24, 2020, we commenced mailing this proxy statement, the notice of annual meeting and the proxy card to stockholders. Holders of record of common stock of the company at the close of business on April 9, 2020 will be entitled to vote at the annual meeting. Each share of common stock will be entitled to one vote. As of April 9, 2020, there were 307,143,993 shares of common stock outstanding and entitled to vote at the annual meeting. There are no other voting securities of the company outstanding. A majority of the outstanding shares of common stock, present in person or represented by proxy, will constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business.

In accordance with Securities and Exchange Commission ("SEC") rules, we are making our proxy materials available to stockholders over the internet. On or about April 24, 2020, we mailed the Notice of Internet Availability of Proxy Materials to our stockholders (the "Notice"). The Notice contains instructions on how to access this proxy statement and our annual report and submit a proxy over the internet. If you received the Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained in the Notice.

If at the close of business on April 9, 2020 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the proxy materials, as applicable, are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares in your account. If that organization is not given specific direction, shares held in the name of that organization may not be voted and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. **Brokers are not permitted to vote your shares with respect to Proposal 1, the election of directors, or Proposal 2, the advisory vote on executive compensation, without your instructions as to how to vote. Please instruct your broker how to vote your shares using the voting instruction form provided by your broker so that your vote can be counted**.

If you are a stockholder of record, you can vote by using the internet or by calling a toll-free telephone number. Internet and telephone voting information is provided on the proxy card or the Notice. A control number, located on the instruction sheet attached to the proxy card or the Notice, is designated to verify your identity and allow you to vote your shares and confirm that your voting instructions have been recorded properly. If you vote via the internet or by telephone, there is no need to return a signed proxy card. However, you may still vote by proxy by using the proxy card.

Proxies will be voted at the annual meeting in accordance with the specifications you make on the proxy. If you sign the proxy card or submit a proxy by telephone or over the internet and do not specify how your shares are to be voted, your shares will be voted in accordance with the recommendations of the board of directors. For more information, see "Questions and Answers About the Annual Meeting and Voting" beginning on page 51.



PROPOSAL 1: ELECTION OF DIRECTORS

Majority Voting Standard

It is intended that proxies will be voted for the nominees set forth below. The company's by-laws provide for majority voting in uncontested elections of directors, which is the case for the election of directors at the annual meeting. To be elected as a director of the company at the annual meeting, nominees must receive a majority of the votes cast. A majority of votes cast means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes are not counted as votes cast.

If a director is not elected at the annual meeting and no successor has been elected at the annual meeting, the director is required to promptly tender his or her resignation to the board. The corporate governance and nominating committee is then required to make a recommendation to the board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The board will act on the tendered resignation and will publicly disclose its decision and rationale within 90 days following certification of the election results. These procedures are described in full in our by-laws, which may be found on the company's website at **www.hess.com**.

It is expected that all candidates will be able to serve. However, if before the annual meeting any nominee in this proxy statement is unable to serve, or for good cause will not serve as a director, the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the board of directors to fill the vacancy unless the board reduces the number of directors to be elected at the annual meeting.

Nominees for Director

The following table presents information as of January 27, 2020 about the nominees for election as directors of the company at the annual meeting, including the specific experience, qualifications, attributes and skills that led the board to conclude that such person should serve as a director. All of the directors on the board are elected for a one-year term expiring in 2021.



Terrence J. Checki

Independent Director
Age: 74
Director Since: 2014
Committees Served: Audit (Chair), Compensation, Governance
Principal Occupation: Former Executive Vice President and Head, Emerging Markets and International Affairs, Federal Reserve Bank of New York. Mr. Checki retired from the Federal Reserve Bank of New York in March 2014.

Other Directorships: Director or trustee of various Franklin Templeton funds.

Skills and Experience
Mr. Checki brings decades of experience in management, international relations, government and public policy to the Hess board. He has had key roles in the resolution of numerous economic and financial challenges in the U.S. and abroad during his tenure at the Federal Reserve Bank of New York. Mr. Checki currently chairs our audit committee.



Leonard S. Coleman, Jr.

Independent Director
Age: 70
Director Since: 2016
Committees Served: Governance, EHS
Principal Occupation: Former President of the National League of Major League Baseball and Former Commissioner of the New Jersey Department of Energy.

Other Directorships: Avis Budget Group, Inc., Electronic Arts Inc., and Omnicom Group Inc. *Former Director*, Aramark, H.J. Heinz Company, Churchill Downs, Inc.

Skills and Experience
Mr. Coleman has acquired diverse business experience over his career, including more than a decade of senior management experience in Major League Baseball, significant financial experience through his years of working as a municipal finance banker at Kidder Peabody and extensive government experience, including serving as Commissioner of the New Jersey Department of Energy.

 



Joaquin Duato

Independent Director
Age: 57
Director Since: 2019
Committees Served: Not yet appointed
Principal Occupation: Vice Chairman of the Executive Committee, Johnson & Johnson.

Skills and Experience
Mr. Duato brings extensive experience overseeing key operational, human capital management and innovation functions. He also provides a unique international perspective to the Hess board as a dual citizen of Spain and the United States with experience living and working on-the-ground on multiple continents. Mr. Duato is responsible for Johnson & Johnson's pharmaceuticals and consumer sectors, as well as supply chain, information technology, global services and health and wellness functions. He was named to his current role in 2018 after serving as Worldwide Chairman, Pharmaceuticals since 2011. Prior to that, he held executive positions of increasing responsibility in the pharmaceutical sector since joining Johnson & Johnson in 1989.



John B. Hess

Age: 65
Director Since: 1978
Principal Occupation: Chief Executive Officer of Hess Corporation and Hess Midstream GP LLC, the General Partner of Hess Midstream LP.

Other Directorships: Hess Midstream GP LLC and KKR & Co. Inc. *Former Director*, Dow Chemical Company.

Skills and Experience
Mr. Hess has over 40 years of experience with the company. During his career, Mr. Hess has acquired in-depth knowledge of the company's strategy and operations and the history of the company's development, and he and his family have had a long-standing commitment to the company.



Edith E. Holiday

Independent Director
Age: 67
Director Since: 1993
Committees Served: Governance (Chair)
Principal Occupation: Corporate Director and Trustee. Former Assistant to the President of the United States and Secretary of the Cabinet and Former General Counsel, United States Department of the Treasury.

Other Directorships: Canadian National Railway Company, White Mountains Insurance Group Ltd. and Santander Consumer USA. She also serves as a director or trustee of Franklin Templeton mutual funds. *Former Director*, RTI International and H.J. Heinz Company.

Skills and Experience
Ms. Holiday brings deep public policy and governance expertise to the Hess board. The first woman to serve as General Counsel of the Treasury Department, Ms. Holiday possesses strong corporate governance and regulatory expertise, as well as legal and managerial experience in both the private and public sectors. She has also served in a directorship capacity across a diverse range of industries throughout her career. Ms. Holiday currently chairs our corporate governance and nominating committee.



Marc S. Lipschultz

Independent Director
Age: 51
Director Since: 2016
Committees Served: Compensation
Principal Occupation: Co-founder and President of Owl Rock Capital Partners and Co-Chief Investment Officer of Owl Rock Capital Advisors. Mr. Lipschultz served as Global Head of Energy and Infrastructure at KKR & Co. LP, from 1995 to 2016 prior to founding Owl Rock.

Skills and Experience

Mr. Lipschultz brings significant energy, infrastructure, investment, finance and management experience to the Hess board after two decades at KKR & Co. LP, including as the Global Head of Energy and Infrastructure, as well as his current leadership position at Owl Rock, the investment firm that he co-founded.



David McManus

Independent Director
Age: 66
Director Since: 2013
Committees Served: Compensation, EHS
Principal Occupation: Former Executive Vice President and Head of International Operations, Pioneer Natural Resources Co.

Other Directorships: FLEX LNG Limited and Costain Group plc. *Former Director*, Caza Oil & Gas Inc. and Rockhopper Exploration plc.

Skills and Experience

Mr. McManus is an experienced international business leader in the energy industry and provides the Hess board with oil and gas project management and commercial expertise.



Kevin O. Meyers, Ph.D.

Independent Director
Age: 66
Director Since: 2013
Committees Served: EHS (Chair), Audit
Principal Occupation: Independent Energy Consultant. Former Senior Vice President of E&P for the Americas, ConocoPhillips.

Other Directorships: Denbury Resources Inc., Hornbeck Offshore Services, Inc. and Precision Drilling Corporation, *Former Director*, Bill Barrett Corporation.

Skills and Experience

Dr. Meyers has over 30 years of experience in E&P, both domestic and international. Based on this experience, Dr. Meyers brings to the Hess board decades of managing E&P operations in geographies directly relevant to Hess' focused E&P portfolio. Dr. Meyers currently chairs the environmental, health and safety committee.



James H. Quigley

Independent Chair
Age: 67
Director Since: 2013
Committees Served: Compensation
Principal Occupation: Chairman of the Board of Hess Corporation; Former Chief Executive Officer, Deloitte, Touche Tohmatsu Limited.

Other Directorships: *Former Director*, Merrimack Pharmaceuticals Inc. and Wells Fargo & Company.

Skills and Experience
Mr. Quigley led Deloitte, Touche Tohmatsu Limited, one of the world's largest accounting and consulting firms. During his 38 years at Deloitte, he was a trusted consultant on strategic leadership and operating matters to senior management teams of multinational companies across multiple industries. He brings to the Hess board significant leadership and governance experience, on a global scale, and knowledge of financial, tax and regulatory matters that are relevant to Hess' operations.



William G. Schrader

Independent Director
Age: 61
Director Since: 2013
Committees Served: Audit, EHS
Principal Occupation: Former Chief Operating Officer, TNK-BP Russia.

Other Directorships: Bahamas Petroleum Company Ltd. (Chairman). *Former Director*, CHC Group Ltd. and Ophir Energy plc (African oil and gas exploration company).

Skills and Experience
Mr. Schrader is an experienced international E&P executive responsible for transforming BP's significant E&P assets, and brings to the Hess board his experience as a disciplined E&P operator with expertise in production sharing structures, government relations and delivering returns.

 **The board of directors unanimously recommends that stockholders vote FOR the election of each of the ten director nominees named above.**

Director Nominations

The corporate governance and nominating committee is responsible for recommending to the board qualified candidates for election as directors. In advance of each annual meeting, the committee meets to recommend nominees for election at the annual meeting. From time to time throughout the year, the committee reviews the mix of skills, qualifications and experience of the directors currently on the board and seeks to identify individuals whose skills, qualifications and experience will supplement and contribute to the effectiveness of the board. Members of the committee may from time to time meet with potential candidates.

The corporate governance and nominating committee and the board believe that the board collectively should encompass a broad range of skills, expertise, general industry knowledge and diversity of opinion. New perspectives and ideas are essential to the proper functioning of the board as is the experience and institutional knowledge of longer-tenured directors. The board has undergone significant refreshment over the last several years, replacing over 75% of the board since 2013. Mr. Joaquin Duato was appointed to the board in November 2019 as part of our refreshment process. The average tenure of our independent director nominees is approximately eight years. The corporate governance and nominating committee seeks to ensure that board nominees reflect an appropriate balance of tenure, experience, skills and diversity.

In accordance with the company's corporate governance guidelines approved by the board of directors, nominees are reviewed and recommended based on a variety of criteria including:

- personal qualities and characteristics, education, background, accomplishments and reputation in the business community;

- current knowledge of the energy industry or industries relevant to the company's business and relationships with individuals or organizations affecting the domestic and international areas in which the company does business;

- ability and willingness to commit adequate time to board and committee matters;

- the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of the company;

- diversity of viewpoints, background and experience; and

- compatibility with independence and other qualifications established by applicable law and rules.

As noted above, among the criteria used to evaluate nominees for the board is diversity of viewpoints, background and experience, including diversity of race, gender, ethnicity, age, national origin and cultural background. The board believes that such diversity provides varied perspectives which promote active and constructive dialogue among board members and between the board and management, resulting in more effective oversight. The board believes this diversity is amply demonstrated in the varied backgrounds, experience, qualifications and skills of the current and proposed members of the board, including board leadership positions. In the board's executive sessions and in annual performance evaluations conducted by the board and its committees, the board from time to time considers whether the members of the board reflect such diversity and whether such diversity contributes to a constructive and collegial environment.

The corporate governance and nominating committee has retained Russell Reynolds Associates, a director and executive search and recruiting firm, to identify and review potential independent director candidates and assist the committee and the board in assessing the qualifications of candidates. The committee has not paid fees to any other third parties to assist in identifying or evaluating potential nominees. Each of the nominees for election at the 2020 annual meeting were recommended by the non-management directors of the corporate governance and nominating committee, with the input of senior management, the committee's consultants and advisors.

In addition, the company has adopted a director retirement policy, which provides that no person may be nominated to stand for election or re-election to the board of directors as a non-management director if the election would take place after such person has attained the age of 75, unless otherwise approved by the board. Mr. Chase will not stand for re-election at the annual meeting because he is above the mandatory retirement age established pursuant to the director retirement policy.

 

Stockholder Recommendations and Proxy Access

Stockholders may suggest candidates by writing to the corporate governance and nominating committee, in care of the corporate secretary of the company at the address set forth on page 56. Stockholder suggestions should include a summary of the candidate's qualifications, the information required by SEC rules for director nominees and contact information for the candidate. Stockholder suggestions should be submitted no later than December 1 for consideration as nominees for election at the next annual meeting and otherwise in accordance with the company's policy and by-laws. The committee follows the same process of identifying and evaluating nominees recommended by stockholders as that for candidates recommended by any other source.

In 2015, our board adopted a proxy access by-law that permits a stockholder, or group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials up to the greater of two directors or 20% of our board of directors. Stockholders and nominees must satisfy the requirements set forth in the by-laws in connection with such nominations. We believe that this by-law provision provides meaningful and effective proxy access rights to our stockholders, and balances those benefits against the risk of misuse by stockholders with interests that are not shared by a significant percentage of our stockholders.

Board Evaluation

Our board is committed to continuous improvement and recognizes the importance of a rigorous evaluation process to enhance board performance and effectiveness. Our corporate governance and nominating committee oversees the annual performance evaluation of the board and ensures that each of the board's committees conducts an annual self-evaluation. The chair of the corporate governance and nominating committee also oversees the evaluation of our board chairman.



Governance Committee Reviews Process	Board and Committees Complete Evaluation	Governance Committee Reviews Results	Board and Committee Discussion	Feedback Implemented
• Corporate governance and nominating committee reviews the design and format of the evaluation process. • Ensure directors have opportunity to provide constructive feedback about board and director performance.	• Directors complete written questionnaire. • Option to request one-on-one calls with the board chairman or the committee chair to provide further feedback. • Each committee conducts annual self-evaluation.	• Independent consultant collects and summarizes director responses to board and chairman evaluation. • Responses are not attributed to individual directors. • Summary is shared with the committee.	• Corporate governance and nominating committee chair reviews the results of the board and chairman evaluation with the full board. • Each committee chairperson reviews the results of the committee evaluation with the full board.	• Feedback informs changes to policies, practices and procedures, as appropriate. • Results requiring further consideration are addressed at subsequent board or committee meetings.

Our board evaluations are designed to solicit input and perspective on various topics, including:

- board structure, size and composition, including director skills and experience;

- committee structure and allocation of responsibilities;

- conduct of meetings, including cadence, length and opportunity for director input and meaningful discussion;

- materials and information, including quality, timeliness and relevance;

- director orientation and education;

- director performance, including attendance, preparation and participation;

- access to management and internal and external experts, resources and support;

- key areas of focus for the board, including strategy, sustainability, crisis management and stockholder engagement;

- committee structure and process, member and chair performance, duties and functions and management support; and

- performance of the board chair, including communication, relationship with management, availability, focus on appropriate issues and inclusiveness.

Board Leadership Structure / Independent Chairman

Our by-laws provide separate positions for the chairman of the board and chief executive officer. Mr. Quigley serves as the independent chairman of the board and Mr. Hess serves as CEO and a director of the board.

The board currently believes that having a separate chairman and chief executive officer allows for better alignment of corporate governance with stockholder interests and aids in the board's oversight of management and the board's ability to carry out its roles and responsibilities on behalf of the stockholders. The board also believes that the separation of the roles of chairman and chief executive officer allows the chief executive officer to focus more of his time and energy on operating and managing the company and leverages the chairman's leadership and financial, governance and regulatory experience.

The chairman, an independent member of the board who has not previously served as an executive officer of the company, is appointed by the board annually.

As set forth in the company's corporate governance guidelines, the responsibilities of the chairman include:

- acting as chair of regular and special meetings of the board;

- acting as chair of executive sessions or other meetings of the independent directors and leading such executive sessions and meetings;

- determining if special meetings of the board should be called (but without prejudice to any rights of others to call special board meetings);

- acting as a liaison between the chief executive officer and the board and facilitating communication between meetings, including discussing action items with the chief executive officer following executive sessions;

- consulting with the chief executive officer regarding agenda items and appropriate materials for board meetings, and the allocation of time to each discussion topic on the agenda and coordinating with committee chairpersons to facilitate their meetings;

- presiding over the annual stockholders meeting;

- being available to participate in or facilitating appropriate meetings with stockholders; and

- partnering with the chair of the compensation and management development committee to conduct the annual performance evaluation of the chief executive officer and relay board feedback.

Director and Nominee Independence

The board of directors has affirmatively determined that all of the current directors on the board other than Mr. Hess and 9 of the 10 nominees for election at the annual meeting, namely, Mr. Checki, Mr. Coleman, Mr. Duato, Ms. Holiday, Mr. Lipschultz, Mr. McManus, Dr. Meyers, Mr. Quigley, and Mr. Schrader, are independent within the meaning of the rules and standards of the New York Stock Exchange (the "NYSE"). The board determined that these directors and nominees not only met all "bright-line" criteria under these rules, but also that, based on all known relevant facts and circumstances, there did not exist any relationship that would compromise the independence of these directors.

Meeting Attendance

The board of directors met nine times in 2019, including one special meeting. Each director attended at least 75% of the aggregate of all board of directors meetings and all meetings of the committees of the board of directors on which he or she served during 2019.

Non-management directors meet without members of management present after each regularly scheduled board meeting. The chairman of the board of directors presides at these meetings.

All of the current directors who were serving as a director at the time of last year's annual meeting attended that meeting.

Corporate Governance Guidelines

The board has approved a set of corporate governance guidelines in accordance with the rules of the NYSE. These guidelines set forth the key policies relating to corporate governance, including director qualification standards, director responsibilities and director compensation. The board has also approved a code of business conduct and ethics in accordance with rules of the NYSE and the SEC applicable to all directors, officers and employees, including the chief executive officer, the principal financial and accounting officer and other senior financial officers. The code is intended to provide guidance to directors and management to assure compliance with law and promote ethical behavior. Copies of the company's corporate governance guidelines and its code of business conduct and ethics may be found on the company's website at **www.hess.com** and are also available without charge upon request to the company's corporate secretary at the address set forth on page 56.

Stockholder and Interested Party Communications

Any stockholder or interested party who wishes to communicate or request a meeting with members of the board of directors or with only non-management directors or any specified individual director may do so by writing to them in care of the chairman of the board of directors, Hess Corporation, at the address set forth on page 56. Stockholders may also communicate directly to the chairman by e-mail to **BoardChairman@hess.com**. Communications sent by mail or e-mail will be reviewed by the chairman and will be referred for resolution and response as deemed appropriate by the chairman. If a stockholder requests a meeting, the corporate governance and nominating committee will decide whether the subject matter is a proper one to be addressed by the board and, if so, whether a meeting is warranted. The corporate governance and nominating committee will meet periodically to review all stockholder communications received.

Related Party Transactions

The company expects all directors and executive officers to bring to the company's attention any related party transactions, including transactions which may be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. The company's policies provide that if any company representative, including a director or officer, considers conducting any transaction that reasonably would be expected to give rise to a conflict of interest between the representative and the company, such representative must disclose such transaction in advance to the company's legal department for review. In addition, the company annually sends each director and executive officer a questionnaire requiring such person to describe any transaction contemplated under Item 404 or in the case of independent directors, any transaction that might compromise their independence. The company also annually conducts a review of its accounting records to determine whether any such related party transaction occurred in the prior fiscal year. If any proposed or existing related party transaction is identified, the transaction is brought to the general counsel for review. If the general counsel determines the transaction poses a conflict of interest, or would compromise the independence of a non-management director, the general counsel will advise the audit committee of the transaction and the disinterested members of the audit committee will determine whether the transaction serves the best interest of the company and its stockholders and whether if proposed, it may proceed and if existing, it may continue to exist. The general counsel and the disinterested members of the audit committee will determine the appropriate scope of, and process for, the review of any such transaction based on the then existing facts and circumstances of the transaction in view of applicable listing standards of the NYSE.

Committees of the Board

The board has four standing committees: the compensation and management development committee, the corporate governance and nominating committee, the audit committee and the environmental, health and safety committee. Each committee's written charter is available on our website at **www.hess.com** and also available without charge upon request to the company's corporate secretary at the address set forth on page 56. The board receives regular reports from each committee and discusses matters of particular concern or importance.

Compensation and Management Development Committee



Dr. Lavizzo-Mourey
(Chair)
Mr. Checki
Mr. Lipschultz
Mr. McManus
Mr. Quigley

All committee
members are
independent

6 meetings in 2019

The committee's principal responsibilities are to:

- review and approve the company's overall compensation philosophy;
- establish performance goals and objectives for the company's chief executive officer and reviews the goals set by the company's chief executive officer for the other named executive officers;
- review the performance and approve the compensation of the company's chief executive officer and other named executive officers;
- provide oversight and monitor the company's compensation and benefit programs, including the company's pension, savings, bonus, medical, health and wellness plans;
- administer and make awards of stock-based compensation under the company's long-term incentive plans;
- review management development and succession programs;
- oversee the assessment of potential risks to the company from its compensation programs and policies;
- approve the retention and review the performance and independence of compensation consultants to the committee; and
- prepare an annual report on executive compensation for the company's proxy statement.

Executive Compensation. The committee's processes for determining executive compensation are described in "Compensation Discussion and Analysis" on page 20.

Corporate Governance and Nominating Committee



Ms. Holiday (Chair)
Mr. Chase
Mr. Checki
Mr. Coleman

All committee
members are
independent

6 meetings in 2019

The committee's principal responsibilities are to:

- develop and recommend to the board the criteria for board membership;
- identify and recommend individuals to the board for nomination as members of the board and its committees consistent with criteria approved by the board;
- review and make recommendations to the board regarding the size and composition of the board of directors and the establishment and composition of committees;
- oversee board, committee and chair performance evaluations;
- identify and recommend to the board potential continuing education opportunities for directors;
- periodically review and, if appropriate, make recommendations to the board relating to board practices and corporate governance; and
- develop, recommend to the board and periodically review a set of corporate governance principles applicable to the company.

Director Candidates. This committee recommends for election as directors qualified, diverse candidates identified through a variety of sources, as described on page 6.



Audit Committee



Mr. Checki (Chair)
Mr. Chase*
Dr. Meyers
Mr. Schrader

*Audit committee financial expert

All committee members are independent and financially literate.

5 meetings in 2019, plus 4 reviews of quarterly financial results

The audit committee's principal responsibility is to provide assistance to the board of directors in fulfilling its oversight responsibility to the stockholders, the investment community and others, including to:

- review and discuss with management, internal audit and the independent registered public accountants matters relating to the company's financial statements, earnings releases and annual and quarterly reports;
- meet with management, internal audit and the independent registered public accountants to review and discuss the company's financial reporting practices and accounting policies and systems, including the appropriateness of management's application of those policies;
- review and discuss with management, internal audit and the independent registered public accountants the adequacy and effectiveness of the company's internal controls over financial reporting and disclosure controls and procedures;
- appoint and oversee the independent registered public accountants, determine their compensation and review their qualifications, performance and independence from management when deciding whether to retain the independent registered public accountants;
- review the scope and results of the internal audit program and the performance of the internal audit function;
- review and discuss with management the company's policies with respect to risk assessment and risk management, including cyber-security and the company's overall insurance coverage; and
- review compliance with legal and regulatory requirements and company policies and procedures and discuss the effectiveness of the company's legal, regulatory and ethical compliance programs.

No member of the audit committee serves on the audit committees of more than three public companies, including ours.

Environmental, Health and Safety Committee



Dr. Meyers (Chair)
Mr. Chase
Mr. Coleman
Mr. McManus
Mr. Schrader

All committee members are independent

4 meetings in 2019

In 2013, the audit committee established a subcommittee to focus the committee's oversight of environmental, health and safety ("EHS") matters. In 2019, the EHS subcommittee was elevated to a stand-alone committee of the board as a reflection of the board's continued commitment to developing oil and gas resources in an environmentally responsible and sustainable manner. The EHS committee's principal responsibilities are to:

- develop recommendations to the board for the formulation and adoption of policies, programs and practices to address EHS issues and risks, including climate change;
- review and monitor the company's compliance with policies, programs and practices concerning EHS issues;
- identify, evaluate and monitor EHS risks, domestic and international, which affect or could affect the company's business activities, performance and reputation;
- periodically review EHS legislative and regulatory issues affecting the company's business and operations; and
- review emergency response planning procedures for EHS events.

Report of the Audit Committee

The audit committee of the board of directors oversees the company's financial reporting on behalf of the board. Management is responsible for the system of internal controls and for preparing financial statements. Ernst & Young LLP, the company's independent registered public accountants, are responsible for expressing an opinion on the effectiveness of internal controls over financial reporting and the fair presentation of the financial statements in conformity with generally accepted accounting principles. The audit committee is composed of independent directors and operates in accordance with a charter approved by the board of directors, which is available at **www.hess.com**. The charter sets forth the audit committee's responsibilities, which are summarized under "Committees of the Board" on page 11. The committee reviews its charter annually and, when appropriate, makes recommendations for changes to the board.

2019 Actions of the Audit Committee

The audit committee met 5 times during 2019 and met in executive session after each of those meetings. Additionally, the audit committee met 4 times to review quarterly financial results.

During 2019, the audit committee met with management, Ernst & Young LLP and internal auditors and among other things:

- reviewed and discussed with management and Ernst & Young LLP our audited financial statements included in our annual report on Form 10-K and quarterly unaudited financial statements included in quarterly reports on Form 10-Q prior to filing with the SEC;

- discussed with management and Ernst & Young LLP accounting policies and management's application of those policies as they relate to the company's financial results, significant judgments inherent in the financial statements, disclosures, and other matters required by generally accepted auditing standards;

- discussed with Ernst & Young LLP all matters and communications required to be discussed by applicable Public Company Accounting Oversight Board ("PCAOB") standards, including matters related to independence, received the written disclosures and the letter from Ernst & Young LLP required by the PCAOB regarding their independence and "critical audit matters" identified by the Ernst & Young LLP arising from the audit of the company's financial statements;

- reviewed and discussed with management the processes undertaken to evaluate the accuracy and fair presentation of our consolidated financial statements and the effectiveness of our systems of disclosure controls and procedures and internal control over financial reporting;

- reviewed and discussed with management, the internal auditor, and Ernst & Young LLP, management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young LLP's opinion about the effectiveness of our internal control over financial reporting;

- reviewed and discussed matters related to risk, risk controls and compliance and inquired about significant financial risk exposures, assessed the steps management is taking to mitigate these risks, and reviewed our policies for risk assessment and risk management, including the company's overall insurance coverage;

- met with management regarding our technology systems and cyber-security incident detection, defense and response;

- reviewed and assessed the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs, including concerns raised on the company's whistleblower reporting system;

- reviewed our tax strategies and the implications of tax law changes; and

- reviewed with the general counsel legal and regulatory matters that may have a material impact on the consolidated financial statements or internal control over financial reporting.

The audit committee also met separately with Ernst & Young LLP and the internal auditors without management present.

 

Assessment of Independent Registered Public Accountants

The audit committee reviews the scope of and overall plans for the annual audit and negotiates fees and approves the other terms of Ernst & Young LLP's engagement letter. The audit committee also oversees the periodic required rotation of the lead audit partner, as required by SEC rules, and is directly involved in the selection of such partner.

The audit committee discussed with Ernst & Young LLP their independence from management and the company and considered the compatibility of all non-audit services with the auditors' independence. The audit committee also assessed the qualifications and performance of Ernst & Young LLP in determining whether to retain them. In conducting this assessment, the audit committee considered, among other things: information relating to audit effectiveness, including the results of PCAOB inspection reports; the depth and expertise of the audit team, including their demonstrated understanding of the company's businesses, significant accounting practices, and system of internal control over financial reporting; the quality and candor of Ernst & Young LLP's communications with the audit committee and management; the accessibility, responsiveness, technical competence, and professionalism of the lead audit partner and other members of the audit team assigned to our account; the impact to the company of changing auditors; the appropriateness of Ernst & Young LLP's fees; and Ernst & Young LLP's ability to employ professional skepticism, objectivity, integrity, and trustworthiness.

The audit committee reviewed the audited December 31, 2019 financial statements of the company with management and the independent registered public accountants. Management represented to the committee that the financial statements were prepared in accordance with generally accepted accounting principles. In reliance on the reviews and discussions with management and the independent registered public accountants, the audit committee recommended to the board of directors, and the board approved, the inclusion of the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2019 filed with the SEC. Based on its assessment and review as described in this report, the audit committee has determined that selecting Ernst & Young LLP as independent registered public accountants for 2020 is in the best interest of the company and its stockholders. The board has unanimously proposed that the stockholders ratify this selection at the annual meeting.

Committee Members:

Terrence J. Checki, Chair
Rodney F. Chase
Kevin O. Meyers
William G. Schrader

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the company specifically incorporates the Report of the Audit Committee by reference therein.

Stockholder Engagement

We engage with our stockholders on a regular basis to ensure we fully understand the factors they consider to be most important when evaluating our company. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS matters, human capital management, corporate governance and other matters of concern, including executive compensation.

During 2019, our CEO and other members of senior management, at times accompanied by our independent chairman, conducted a broad outreach effort to investors representing, in the aggregate, approximately 70% of our outstanding shares.

Robust stockholder engagement program throughout the year

✔ **Participated in 16 major investor conferences**

✔ **Presented at CERAWeek, a premier energy conference attended by institutional investors, industry leaders and policymakers**

✔ **Held more than 350 investor meetings with institutional investors in 28 cities in the U.S. and internationally**

✔ **Participated in conferences hosted by Council of Institutional Investors**

Topics Covered



Strategy



Environment and Sustainability



Human Capital Management



Governance



Executive Compensation

Management and the chairman provide feedback from these meetings to the full board on a regular basis.

Risk Oversight

The board of directors has oversight of the company's risk management policies with an emphasis on understanding the key enterprise risks affecting the company's business and the ways in which the company attempts to prudently mitigate such risks, to the extent reasonably practicable and consistent with the company's long-term strategies. Additionally, each of the board's committees is assigned with overseeing risk management specific to their scope of responsibilities, as illustrated below. Management applies a comprehensive, standardized approach to identifying and managing risks of all types across our operations. Our enterprise risk management process is used to develop a holistic risk profile for each asset and major project, drawing input from subject matter experts, performance data, incident investigations, lessons learned and recent internal audits. In these risk assessments, we identify each risk and assess its likelihood and potential impact to people, the environment, our reputation and our business, as well as other risks as appropriate.

Periodically, the chief risk officer presents a comprehensive review of the company's enterprise levels risks, the status of the enterprise risk program and risk management strategies utilized by the company under its corporate risk policy to the audit committee, which has been delegated primary responsibility for oversight of the company's risk management practices. The audit committee and the board will also receive updates at meetings during the year on any particular matters relating to specific risks that management believes needs to be brought to the attention of the committee or the board. In addition, the company conducts an annual risk assessment to determine the extent, if any, to which the company's compensation programs and practices may create incentives for excessive risk-taking. For a discussion of this assessment, see "Compensation and Risk" on page 47. Cyber-security is an integral part of risk management at Hess. The board appreciates the rapidly evolving nature of threats presented by cyber-security incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the company. The audit committee receives regular updates from management regarding cyber-security, including the nature of threats, defense and detection capabilities, incident response plans and employee training activities.



Board of Directors

- Enterprise-level strategic, financial and execution risk
- Exposures associated with Hess' business strategy

Audit Committee

- Policy and process related to Hess' enterprise risk management program
- Risks related to financial statements, cyber-security and compliance matters

EHS Committee

- Risks related to environmental, safety and social matters, including catastrophic and process safety events
- Regulatory risks and environmental impacts

Compensation and Management Development Committee

- Risks related to employee compensation policies and practices
- Risks related to succession planning

Corporate Governance and Nominating Committee

- Risks related to Hess governance structures
- Risks related to director qualifications and skills
- Stockholder proposals and activism

Periodically, the chief risk officer presents a comprehensive review of the company's enterprise levels risks, the status of the enterprise risk program and risk management strategies utilized by the company under its corporate risk policy to the audit committee, which has been delegated primary responsibility for oversight of the company's risk management practices.

Board Oversight of Corporate Culture and Human Capital Management

We are committed to having an engaged, diverse and inclusive workplace that fosters learning, development and innovation. The board is actively engaged in overseeing our values and its connection to our long-term strategy. Directors have the opportunity to participate in our culture first-hand through interactions with employees and visits to our assets and offices. Through the compensation and management development committee, the board meets with management to understand and monitor company culture and its alignment with our values and strategic business priorities. Employee turnover, diversity and inclusion and leadership development metrics, along with qualitative data are discussed at the compensation and management development committee regularly throughout the year and shared with our board of directors. The entire board attends the compensation and management development committee meetings that involve reviews and discussions of CEO performance objectives, evaluations, management succession and compensation.

Ownership of Voting Securities by Certain Beneficial Owners

The following table sets forth, as of April 9, 2020 for Messrs. Hess, Brady, Kean and Goodwillie and as of December 31, 2019 for the other beneficial owners identified in the table, information as to the ownership of more than 5% of any class of the company's voting securities by beneficial owners known by the company to hold more than 5% of any such class:

Name and address of beneficial owner	Amount and nature of beneficial ownership(a)	Percent of class
Common Stock		
John B. Hess	33,227,854(b)(c)(d)(e)	10.79
Nicholas F. Brady	18,221,340(b)(c)(f)	5.93
Thomas H. Kean	24,603,178(b)(c)(d)(g)	8.01
Eugene W. Goodwillie, Jr. c/o Hess Corporation 1185 Avenue of the Americas New York, NY 10036	28,183,550(b)(c)(d)(e)(h)	9.18
FMR LLC 245 Summer Street Boston, MA 02210	39,547,908(i)	12.98
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	30,521,119(j)	10.01
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	18,727,842(k)	6.10

(a) The individual amounts and percentages shown for Messrs. Hess, Brady, Kean and Goodwillie should not be added because they reflect shared beneficial ownership. Information with respect to FMR LLC was obtained from a Schedule 13G/A filed by such person with the SEC on February 7, 2020. Information with respect to The Vanguard Group was obtained from a Schedule 13G/A filed by such person with the SEC on February 12, 2020. Information with respect to BlackRock, Inc. was obtained from a Schedule 13G/A filed by such person with the SEC on February 5, 2020. Mr. Hess may be deemed to be a control person of the company by virtue of his beneficial ownership of common stock as described below.

(b) This amount includes 9,329,037 shares held by a charitable lead annuity trust established under the will of Leon Hess. Mr. John B. Hess has sole voting power over the stock held by this trust and shares dispositive power over such stock with Messrs. Brady, Kean and Goodwillie.

(c) This amount includes 8,817,802 shares held by a limited partnership. Messrs. Hess, Brady, Kean and Goodwillie serve on the management committee of the general partner of this limited partnership and share, inter alia, voting and dispositive power with respect to shares held by the limited partnership.

(d) This amount includes 6,436,881 shares held by the Hess Foundation, Inc. of which Messrs. Hess, Kean and Goodwillie are directors and as to which Mr. Hess has sole voting power and shares dispositive power with Messrs. Kean and Goodwillie.

(e) This amount includes:

  • 1,344,124 shares owned directly by Mr. Hess, of which 600,000 shares are held by a trust for the benefit of Mr. Hess and as of which he has sole voting and dispositive power;

  • 28,753 shares held by a family limited liability company controlled by Mr. Hess, as to which Mr. Hess has sole voting power and dispositive power;

  • 907,412 shares underlying options to purchase common stock, as to which Mr. Hess has no voting or dispositive power until they are acquired upon exercise of the options;

  • 67,297 shares vested in the name of Mr. Hess under the employees' savings plan as to which he has sole voting and dispositive power;

  • 1,008,401 shares held by a trust for the benefit of Mr. Hess, of which he and Mr. Goodwillie are co-trustees, as to which Mr. Hess has sole voting power and shares dispositive power with Mr. Goodwillie;



- 146,582 shares held by four trusts of which Mr. Hess is co-trustee. 80,922 of these shares as to which Mr. Hess has sole voting power and shares dispositive power with Mr. Goodwillie, and the remaining 65,660 shares as to which Mr. Hess shares voting and dispositive power;

- 1,647,217 shares held by Mr. Hess' siblings or their children, or by trusts for the benefit of Mr. Hess' siblings or their children, as to which Mr. Hess has sole voting power pursuant to shareholders agreements among Mr. Hess and his siblings or their children and as to 678,471 shares of which he shares dispositive power pursuant to a shareholder's agreement among Mr. Hess and a sibling and others. 315,000 of these shares (representing approximately 0.1% of Hess common stock outstanding) have been pledged by certain of the trusts. Mr. Hess has no financial or economic interest in the shares pledged by the trusts;

- 1,008,402 shares held by a trust for the benefit of Mr. Hess' sibling, of which Mr. Hess has sole voting and shared dispositive power; and

- 2,485,946 shares held by trusts as to which Mr. Hess has sole voting power and as to which Mr. Goodwillie has shared dispositive power. These shares (representing approximately 0.8% of Hess common stock outstanding) have been pledged by certain of the trusts. Mr. Hess is not a trustee of these trusts and has no financial or economic interest in the shares pledged by the trusts.

(f) This amount includes 69,518 shares held directly by Mr. Brady, as to which he has sole voting and dispositive power. This amount also includes 4,983 shares held by a trust of which Mr. Brady is a co-trustee as to which Mr. Brady shares voting and dispositive power.

(g) This amount includes 19,458 shares held directly by Mr. Kean, as to which he has sole voting and dispositive power.

(h) This amount includes 24,561 shares held by a trust of which Mr. Goodwillie has sole voting and dispositive power.

(i) This amount includes (y) 6,124,292 shares over which FMR LLC has sole voting power and (z) 39,547,908 shares over which FMR LLC has sole dispositive power.

(j) This amount includes (w) 386,702 shares over which The Vanguard Group has sole voting power, (x) 30,072,255 shares over which The Vanguard Group has sole dispositive power, (y) 81,486 shares over which The Vanguard Group has shared voting power and (z) 448,864 shares over which The Vanguard Group has shared dispositive power.

(k) This amount includes (y) 16,506,696 shares over which Blackrock, Inc. has sole voting power and (z) 18,727,842 shares over which BlackRock, Inc. has sole dispositive power. The shares are held by subsidiaries of Blackrock, Inc.

Ownership of Equity Securities by Management

The table below sets forth as to each director, nominee and named executive officer, and all directors, nominees and executive officers as a group, information regarding their ownership of equity securities of the company on April 9, 2020. The persons listed below have sole voting and investment power as to all shares indicated except as set forth in the footnotes to the table. Where no information appears in the column "Percent of outstanding shares of common stock owned," the securities held represent less than 1% of the common stock outstanding.

Name	Total number of shares beneficially owned and nature of beneficial ownership(a)	Percent of outstanding shares of common stock owned	Of total number of shares beneficially owned, number of option shares
Chase, Rodney F.	56,677	—	—
Checki, Terrence J.	21,244	—	—
Coleman, Leonard S.	14,701	—	—
Duato, Joaquin	4,060	—	—
Goodell, Timothy B.	293,615	—	156,366
Hess, John B.	33,227,854(b)	10.79	907,412
Hill, Gregory P.	412,143	—	283,830
Holiday, Edith E.	56,799	—	—
Lavizzo-Mourey, Risa	44,379	—	—
Lipschultz, Marc S.	13,852	—	—
McManus, David	33,198	—	—
Meyers, Kevin O.	30,329	—	—
Quigley, James H.	24,659	—	—
Rielly, John P.	412,652	—	156,366
Schrader, William G.	25,706	—	—
Turner, Michael R.	140,517	—	70,035
All directors and executive officers as a group (20 persons)	35,198,010	11.39	1,769,779

(a) These figures include 67,297 shares vested in the name of Mr. Hess, 4,747 shares vested in the name of Mr. Rielly and 72,044 shares vested for all executive officers and directors as a group under the employees' savings plan as to which these individuals and the group have voting and dispositive power. These amounts also include 15,999 shares held in escrow under Hess Corporation's long-term incentive plans for Mr. Goodell, 38,419 shares held in escrow under these plans for Mr. Hill, 16,301 shares held in escrow under these plans for Mr. Rielly, and 123,533 shares held in escrow under these plans for all executive officers and directors as a group. As to these shares, these individuals and the group have voting power but not dispositive power. Holders of stock options do not have the right to vote or any other right of a stockholder with respect to shares of common stock underlying such options until they are exercised.

(b) See footnotes (b), (c), (d) and (e) to the table under the caption "Ownership of Voting Securities by Certain Beneficial Owners."

 

Director Compensation

The following table shows compensation for services rendered by our non-employee directors during 2019.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	All other Compensation(2) ($)	Total ($)
Chase, Rodney F.	150,000	175,043	12,174	337,217
Checki, Terrence J.	150,000	175,043	2,472	327,515
Coleman, Leonard S.	125,000	175,043	2,995	303,038
Duato, Joaquin	16,739	26,849	—	43,588
Holiday, Edith E.	130,000	175,043	1,524	306,567
Lavizzo-Mourey, Risa	130,000	175,043	1,524	306,567
Lipschultz, Marc S.	120,000	175,043	276	295,319
McManus, David	125,000	175,043	1,524	301,567
Meyers, Kevin O.	147,857	175,043	11,226	334,126
Quigley, James H.	310,000	175,043	4,012	489,055
Reynolds, Fredric G.	68,572	74,840	1,285	144,697
Schrader, William G.	140,000	175,043	1,838	316,881

(1) Stock awards consist of 3,085 common shares granted to non-employee directors on March 6, 2019, which were fully vested on the grant date. The aggregate grant date value for 2019 stock awards was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). Messrs. Duato and Reynolds received pro-rated awards of 540 and 1,319 common shares, respectively, based on their length of service on the board in 2019.

(2) Amounts in this column consist of (i) annual life insurance premiums for each director, other than Mr. Duato, (ii) medical and dental benefits of $9,702 for Mr. Chase and Dr. Meyers and $2,488 for Mr. Quigley, and (iii) dental benefits of $523 for Messrs. Coleman and Reynolds and $1,046 for Mr. Schrader.

Each director who was not an employee of the company or any of its subsidiaries receives an annual cash retainer of $110,000 for membership on the board of directors and the independent chairman of the board receives an additional annual cash retainer of $185,000. Directors receive an additional annual cash fee of $25,000 for service on the audit committee, $5,000 for service on the EHS committee and $10,000 for service on each of the other committees of the board of directors on which such director serves. The chairperson of the audit committee receives an annual cash fee of $30,000, the chairperson of the EHS committee receives an annual cash fee of $10,000 and the chairperson of each of the other board committees receives an annual cash fee of $15,000. In addition, each non-employee director receives shares of fully vested common stock constituting approximately $175,000 in value on the date of award. These awards are made from shares purchased by the company in the open market. For 2019, Messrs. Duato and Reynolds received a pro-rated retainer based on their length of service on the board in 2019.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the key elements of our executive compensation program and 2019 compensation decisions for our named executive officers ("NEOs"). The compensation and management development committee of our board of directors (the "compensation committee" or the "committee"), with input from its independent compensation consultant, oversees these programs and determines compensation for our NEOs.

For fiscal year 2019, our NEOs were:

- **John B. Hess**, Chief Executive Officer ("CEO")

- **Gregory P. Hill**, Chief Operating Officer and President, Exploration & Production ("COO & President E&P")

- **Timothy B. Goodell**, Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer ("SVP & GC")

- **John P. Rielly**, Senior Vice President and Chief Financial Officer ("SVP & CFO")

- **Michael R. Turner**, Senior Vice President, Global Production ("SVP Global Production")

A Special Note Regarding the COVID-19 Pandemic

This CD&A describes our executive compensation programs including pay and performance outcomes for 2019. With continued operational performance and exploration success at our key assets in Guyana and the Bakken during 2019, Hess was able to achieve a number of important milestones and deliver higher production and lower capital and exploratory expenditures than guidance.

In early 2020, COVID-19, along with its economic and oil price impact, has led to significant declines in the market value of our stock and that of our peers in the oil and gas sector and a challenged business environment. Hess' executive compensation programs are highly sensitive to shareholder returns and our operational performance. However, given the dynamic nature of the external market, the committee retains the discretion to make appropriate adjustments to 2020 executive compensation to ensure the continued alignment of pay with performance in the context of an extraordinary market environment.

CD&A Table of Contents

Executive Summary	21
Summary of Business and Strategy	21
Compensation Actions as a Result of Proactive Stockholder Engagement	21
Compensation Actions in 2020	22
Corporate Performance	22
Summary of Hess' 2019 Executive Compensation Program	23
Pay Mix	24
Compensation Program Key Practices Promote Alignment with Stockholder Interests	25
Compensation Objective and Philosophy	25
2019 Total Direct Compensation	26
Peer Group	33
Process for Determining Compensation and Role of Compensation Consultants	33
Additional Information	33
Compensation Committee Report	36
Compensation Committee Interlocks and Insider Participation	36

 

Executive Summary

Our compensation program is focused on building long-term value in an industry where oil and gas reserves are depleted annually and investments require significant capital and generally take several years before yielding returns. It is critical we maintain and grow our resource base in a capital disciplined manner while ensuring our cost of production is sufficiently low to generate returns for our stockholders in a low oil price environment. The board believes that our compensation program should set short-term targets that lead to long-term success and long-term targets based on shareholder returns, which we believe is the most effective measure of long-term value creation currently available. As a result, our annual incentive plan is designed to maintain an annual focus on management's day-to-day efforts on outcomes largely within its control, with a strong emphasis on formulaic, metrics-driven enterprise results. Our long-term incentive plan focuses on longer term objectives, including stockholder value creation and alignment of management's interests with those of our stockholders.

Summary of Business and Strategy. Hess Corporation is a global Exploration and Production ("E&P") company engaged in the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas. Our strategy is to deliver capital efficient growth in our resources and production – investing in the highest return projects to move down the cost curve and be profitable in a lower price environment with increasing cash generation and returns to stockholders. Consistent with this strategy, we divested higher-cost, mature assets over the last several years to build a balanced portfolio, and in 2019 we achieved first production from the Liza Field offshore Guyana. We are confident in our company's strategy, which has positioned us to manage through this low price environment to deliver long term value to our stockholders.

Compensation Actions as a Result of Proactive Stockholder Engagement. We engage with our stockholders on a regular basis to ensure we fully understand the factors they consider to be most important when evaluating our company. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS matters, human capital management, corporate governance and other matters of concern, including executive compensation.

Over the last several years, the committee implemented a number of changes to our compensation program based on feedback we received and to align with the low oil price environment, our portfolio changes and our stockholders' interests:

2014	2015	2016	2017	2018
• Increased performance-contingent component of NEOs' LTI awards from 50% to 80%; • Added cash return on capital employed as an AIP performance metric	• Eliminated restricted stock from CEO's LTI mix, making 100% of CEO LTI performance-contingent	• Applied negative discretion on AIP payouts of 26%; • Reduced grant date values of LTI awards for NEOs by 15% from 2015 levels	• Reduced the size of CEO's LTI grant by 10% from target	• Reduced CEO LTI target award by $2 million (-21%); • Added EBITDAX as an AIP performance metric

In light of such changes, and based on on-going investor feedback, the committee took the following compensation actions in 2019, which are generally consistent with 2018 compensation actions, and determined 2019 payout results:

Component	2019 Compensation Action	Rationale
Salary	NEO salaries held flat	Reviewed annually and considers: external market, internal equity, compensation philosophy, job responsibilities, experience level, and individual performance
AIP Targets	NEO AIP target value held flat	
2019 LTI Grants	NEO LTI target value held flat	
Component	**Performance Result**	**Basis**
2019 AIP Enterprise Payout	145.8%	Exceptional year operationally resulted in high final enterprise performance results of annual goals, as described on page 29
2017-19 PSU Payout	200%	Final 3 year relative Total Shareholder Return ("TSR") versus peers; Hess ranked second among peers and far ahead of the remaining 10 peers



The committee follows a rigorous target setting process each year to ensure the enterprise performance metrics of our AIP include challenging, yet attainable, targets for executives designed to align our executives' interests with those of our stockholders. The committee also considers a number of factors when determining appropriate individual AIP target percentages, including the executive's position within the company, his or her corresponding responsibilities, and the competitive annual incentive opportunity for similar positions in other companies in our industry. The committee will also assess the outcomes of the prior year in making its decision on the targets for the current year.

Compensation Actions in 2020. In early 2020, the committee approved the addition of the S&P 500 Total Return Index as a comparator for evaluating performance of the 2020 PSU awards. The inclusion of the S&P 500 Total Return Index extends the comparator group beyond industry peers and measures the company's performance against the broader market. The committee also removed Chesapeake Energy Corporation from the company's peer group due to the substantial decrease in its market capitalization and its business focus no longer being comparable to the company. The committee believes these two changes further align executive pay with long-term stockholder interests.

Corporate Performance. We built upon our strong performance in 2018 to achieve a number of important performance milestones at our key assets in Guyana and the Bakken in 2019 and to deliver higher production and lower capital and exploratory expenditures than guidance. We were able to reduce our full year 2019 capital and exploratory expenditures to $2.74 billion, down approximately $150 million from our original guidance. Net production during 2019 was 290,000 barrels of oil equivalent per day, excluding Libya, a 17% increase from 2018.

The enterprise performance metrics of our annual incentive program are designed to reward management for progress made against challenging, measurable goals that align with our overall company strategy that incentivize strong near- and long-term performance, without promoting excessive risk-taking. In 2019, the committee considered the progress made against each of these metrics in determining executive compensation payouts under the annual incentive program:

Our Strategy	**Production**	**Environment, Health & Safety**
Our strategic priorities:	Delivered strong production performance across the portfolio, exceeding guidance; commenced production at Liza Phase 1 in Guyana	Delivered significantly ahead of three of four EHS measures; our safety and environmental performance record was among the best in our industry
1. Invest in high return, low cost opportunities		
2. Build focused and balanced portfolio – robust at low prices	**Exploration Resource Additions**	**Capital and Exploratory Spend**
3. Maintain financial strength and manage for risk	Five new discoveries in the Stabroek Block in Guyana; increased gross discovered recoverable resources estimate by 60% compared to year-end 2018	Production targets exceeded 2019 guidance while remaining $150 million under capital budget and achieving exploration success
4. Grow free cash flow in disciplined, reliable manner		**Controllable Operated Cash Costs**
5. Prioritize return of capital to stockholders	**Returns and Cash Flow**	Reduced average well cost in the Bakken to $6.8 million from $7.6 million in 2018 due to successful transition to plug and perf completions
	$3.1 billion EBITDAX during 2019	

 

Strategic Priority	Annual Incentive Plan Metric					
	Environment, Health and Safety	Production	Exploration Resource Additions	Capital and Exploratory Spend	Controllable Operated Cash Costs	Returns + Cash Flow
1. Invest in high return, low cost opportunities	We believe that EHS practices are vital for all stakeholders: our investors, employees, partners and the communities in which we do business		✓	✓		✓
2. Build focused and balanced portfolio – robust at low prices			✓	✓		
3. Maintain financial strength and manage for risk				✓	✓	✓
4. Grow free cash flow in disciplined, reliable manner		✓	✓		✓	✓
5. Prioritize return of capital to stockholders		✓		✓	✓	✓

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before generating returns. The board believes that total shareholder returns are the most effective measure of long-term value creation currently available. Accordingly, our PSUs are tied to relative TSR to effectively measure our performance compared to peers. The last several years, as we were transitioning our long-term strategy to a pure-play E&P company, our 3-year relative TSR was not as strong as some of our peers and our PSUs paid out at 75%, 63% and 67% for the 2016-2018, 2015-2017 and 2014-2016 performance cycles, respectively. For the 2017-2019 performance cycle, our 3-year TSR was second among peers, resulting in a PSU payout at 200% of target. Our 1-year and 3-year TSR as of December 31, 2019 were ranked first and second among peers, respectively. Our ability to navigate the low oil price environment during the last several years has resulted in our TSR far exceeding our peers, as indicated by our 1-year and 3-year TSR performance as of December 31, 2019.





Summary of Hess' 2019 Executive Compensation Program

Compensation Element	Form and Objective	2019 Result	Link to Business Strategy
Base Salary	• Fixed rate of pay	• Base salaries for our NEOs held flat for 2019	• **Competitive Pay Levels.** Generally, we target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. • **Individual Performance Rewarded.** Sustained performance may be recognized in individual pay components, and pay will vary above or below target based primarily on enterprise and, to a lesser degree, individual performance outcomes.

Compensation Element	Form and Objective	2019 Result	Link to Business Strategy
Annual Incentive Plan ("AIP")	• Payout from 0%-200% of target • Payout based on enterprise performance factor (0%-175% of target) and individual performance	• Enterprise result was 145.8% of target • No adjustments for individual performance were made for the NEOs, as described on pages 27 to 31	• **Balanced Focus on Controllable Outcomes and Value Creation.** In our industry, the macroeconomic environment and oil prices significantly impact our financial results and stock price performance. As a result, our AIP is designed to focus on management's day-to-day efforts on outcomes largely within its control, with a strong emphasis on formulaic, metrics-driven enterprise results, subject to board oversight and discretion.
Long-Term Incentive ("LTI")	• 60% PSUs; payout from 0%-200% of target is at-risk based on three-year relative TSR performance compared to peers • 20% Stock Options (40% for CEO); stock price must appreciate for any value to be realized • 20% Restricted Stock (0% for CEO); vesting occurs ratably over three years	• NEOs received target-level LTI awards • Payout of PSUs for the 2017-19 performance period was 200% of target, given our relative TSR performance	• **Long-term Orientation.** Our LTI is delivered using different types of awards to balance both absolute stock price performance and stock price performance relative to peers, over varying time horizons, and retention considerations. • **Stockholder Alignment.** Mix of long-term awards is heavily performance-contingent (80% to 100%), based on grant date target value, aligning management with the long-term stockholder experience.

Pay Mix. The majority of NEO compensation is variable and performance based. For our CEO and other NEOs, approximately 87% and 81%, respectively, of 2019 target total direct compensation was variable. Variable pay directly ties each NEO's pay to company performance outcomes, including financial results, operational results, strategic initiatives, and stock price performance. Mr. Hess' long-term incentive mix consists of a combination of PSUs and stock options, making 100% of his long-term incentive compensation performance-contingent and closely aligning Mr. Hess' total compensation to the company's long-term performance.



CEO Pay Mix



NEO Average Pay Mix

 

Compensation Program Key Practices Promote Alignment with Stockholder Interests

At our 2019 annual meeting of stockholders, over 93% of shares present and entitled to vote supported Hess' executive compensation program, consistent with stockholder support since 2014. In addition, we regularly engage with stockholders to ensure we fully understand the factors they consider to be the most important when evaluating our executive compensation program. During 2019, our CEO and other members of senior management, at times accompanied by our independent chairman, conducted a broad outreach effort to investors representing, in the aggregate, approximately 70% of our outstanding shares. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS matters, human capital management, corporate governance and other matters of concern, including executive compensation. The key design change to our compensation program in 2020 is the addition of the S&P 500 Total Return Index to the comparator group for our PSUs.

Our key executive compensation practices are summarized below. We believe these practices promote close alignment with the long-term interests of our stockholders.

What We Do

✔ Directly link pay to performance outcomes, operational results and stockholder returns	✔ Design compensation plans with provisions to mitigate undue risk
✔ Engage in ongoing dialogue with stockholders to incorporate feedback into our compensation programs	✔ Maintain double-trigger change-in-control severance benefits
✔ Target total direct compensation (base salary / annual incentive / long-term incentives) within a competitive range of market median	✔ Maintain a compensation clawback policy, which includes recoupment and forfeiture provisions
✔ Use a structured approach to CEO performance evaluation and related compensation decisions	✔ Have an anti-hedging policy and an anti-pledging policy for all executives
✔ Maintain a cap on CEO incentive compensation payments	✔ Employ best-practice share counting and review share utilization annually
✔ Emphasize a culture of safety (a weighted metric in the AIP for all employees)	✔ Provide *de minimis* perquisites for executives
✔ Maintain stock ownership guidelines for senior executives	✔ Offer executives the same health and welfare benefit and savings plans as other salaried employees
✔ Conduct annual CEO performance evaluation led by the board	✔ Devote significant time to management succession, corporate culture and leadership development efforts
	✔ Retain an independent compensation consultant to advise the committee

What We Don't Do

🚫 No employment contracts for NEOs	🚫 No re-pricing of underwater stock options without stockholder approval
🚫 No payment of dividends or dividend equivalents on unearned restricted stock or PSUs	🚫 No excessive severance or change-in-control benefits
🚫 No excise tax gross-ups in new change-in-control agreements since 2010	

Compensation Objective and Philosophy

Compensation Objective. The objective of our executive compensation program is to attract and retain talented executives and motivate them to achieve our business goals through a combination of cash and stock-based compensation. The principal elements of an executive's total compensation consist of base salary, annual incentive, and long-term incentives.

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before showing returns. The board believes that the compensation program should set short-term targets that lead to long-term success and long-term targets based on total shareholder returns, which we believe to be the most effective measure of long-term value creation currently available.

We also review other elements of compensation, including retirement benefits, health and welfare plans and other benefits offered to employees generally, when evaluating comprehensive executive compensation packages.

Compensation Philosophy. Our compensation program is designed to provide competitive pay to executives, reward individual and company performance, and maintain a long-term orientation that aligns with stockholder interests. The annual incentive plan emphasizes formulaic, metrics-driven enterprise results with a focus on measures largely within management's control that reflect the core operating functions throughout the business cycle. The long-term incentives balance absolute stock price performance and stock price performance relative to peers, and is designed to support our long-term business strategy, serve as a retention tool and align employees with stockholder interests.

Generally, we target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. Sustained performance may be recognized in individual pay components and pay will vary above or below target based primarily on actual enterprise performance and, to a lesser degree, individual performance. Variations in total direct compensation among the NEOs reflect differences in competitive pay for their respective positions as well as the size and complexity of the groups or functions they oversee, the performance of those groups or functions, and individual performance. The committee also considers market conditions in our industry when making compensation decisions.

2019 Total Direct Compensation

We structure NEO total direct compensation so that the majority is delivered in the form of long-term incentive awards in order to provide incentives to work toward growth of long-term profitability that will enhance stockholder returns. We also structure NEOs' cash compensation so that a significant portion is at risk under the company's annual incentive plan, payable primarily based on enterprise results, and to a lesser degree individual performance. We further detail each component of total direct compensation below.

Base Salary. We review base salaries annually, but we do not necessarily make adjustments to NEO salaries each year. In determining base salary levels for NEOs, the committee considers the following qualitative and quantitative factors: job level and responsibilities, relevant experience, individual performance, recent corporate and business unit performance, internal equity and our objective of paying competitive total direct compensation if performance is met.

From time to time base salaries may be adjusted other than as a result of an annual review in order to address competitive pressures or in connection with a promotion. We have held salaries flat for our NEOs over the past two years.

Name	Salary		
	2019	2018	% Increase 2018-2019
Hess, John B. CEO	$1,500,000	$1,500,000	0.0%
Hill, Gregory P. COO & President E&P	$1,100,000	$1,100,000	0.0%
Goodell, Timothy B. SVP & GC	$ 750,000	$ 750,000	0.0%
Rielly, John P SVP & CFO	$ 775,000	$ 775,000	0.0%
Turner, Michael R. SVP, Global Production	$ 625,000	$ 625,000	0.0%



Annual Incentive Plan. We establish an annual incentive target for employees, including each executive officer, based upon his or her position within the company, corresponding responsibilities and competitive annual incentive opportunity for similar positions in other companies in our industry. Payouts are in cash and may range from 0% to 200% of the target annual incentive opportunity based on actual enterprise and individual performance outcomes. Annual incentive target percentages for our NEOs and other senior executives have generally been held flat over the last three years.

Name	2019 Annual Incentive Plan Opportunity ($)		
	Minimum (0% of target)	Target (100% of target)	Maximum (200% of target)
Hess, John B. CEO	$0	$2,250,000 *(150% of salary)*	$4,500,000
Hill, Gregory P. COO & President E&P	$0	$1,430,000 *(130% of salary)*	$2,860,000
Goodell, Timothy B. SVP & GC	$0	$700,000 *(93% of salary)*	$1,400,000
Rielly, John P. SVP & CFO	$0	$700,000 *(90% of salary)*	$1,400,000
Turner, Michael R. SVP, Global Production	$0	$375,000 *(60% of salary)*	$ 750,000

2019 AIP Design. Our annual incentive program is designed to motivate and reward employees for achieving the key business objectives that drive Hess' long-term value creation. In our industry, the macroeconomic environment and oil prices have a significant impact on our financial results and stock price performance. As a result, our AIP is designed to focus management's day-to-day efforts on outcomes largely within its control. The AIP payout for executive officers is primarily determined based on enterprise performance results that align with the company's business strategy and apply to all employees.

2019 Enterprise Metrics	Weighting
Environment, Health & Safety (4 measures)	20%
Production	20%
Capital and Exploratory Spend	15%
Controllable Operated Cash Costs	15%
Returns and Cash Flow (2 measures)	15%
Exploration Resource Additions	15%
Total	**100%**

Payouts under the AIP depend on enterprise performance results and can range from 0% to 175% of target. An individual performance multiplier can reduce the annual incentive payout down to zero or increase it by up to 25% of target based on actual individual performance results measured against pre-defined individual performance goals. There will be no payout associated with an enterprise metric if the threshold level for the metric is not achieved. The payout is capped at 200% of the target award.

The enterprise performance metrics are selected each year to reflect the core operating functions of our management team through the business cycle and are approved by the committee. The metrics provide a balance of annual and long-term objectives for the business, as described below:

- **Environment, Health and Safety**: Direct inclusion in our AIP underscores the importance of sustainability, health and safety and its integration into our strategy and operations, incentivizing management to continue to build on our industry leading performance in these areas.

- **Production and Operated Cash Costs** tie to our annual financial results. The management team is incentivized to meet or exceed production goals but not at the expense of profitability or safety.

- **Capital Spend, Exploration Resource Additions, Cash Returns and EBITDAX** primarily tie to our future results. In the offshore industry, it takes several years from the exploration of a resource to the generation of revenue. The board believes combining incentives for growing the resource base while also requiring adherence to a set capital budget with an emphasis on returns and cash flow, properly incentivizes management to grow our resource base without over-spending to achieve a short-term target. In 2018, based on stockholder feedback, we added EBITDAX as an additional metric to help drive the company's financial performance, to improve profitability and cash flow and to emphasize the importance of strategic decisions to become profitable in a volatile market.

ILLUSTRATION OF AIP DESIGN

| Target Cash Incentive Opportunity ($) | X | Enterprise Performance Payout Range: 0%-175% of target | X | Individual Performance Modifier (0% - 114%) | = | Actual Cash Incentive Award ($) |

Actual Cash Incentive Awards. The following table shows actual performance as a percent of target based on the 2019 results for each component of the AIP, and the actual cash incentive award for each NEO. The following discussion explains how the payouts for each component were determined. No individual performance adjustments were made for our NEOs.

Name	2019 Target Cash Incentive Opportunity	X 2019 Enterprise Performance as % of Target	X 2019 Individual Performance Modifier	= 2019 Actual Cash Incentive Award
Hess, John B. CEO	$2,250,000	145.8%	100%	$3,280,500
Hill, Gregory P. COO & President E&P	$1,430,000	145.8%	100%	$2,084,900
Goodell, Timothy B. SVP & GC	$ 700,000	145.8%	100%	$1,020,600
Rielly, John P. SVP & CFO	$ 700,000	145.8%	100%	$1,020,600
Turner, Michael R. SVP, Global Production	$ 375,000	145.8%	100%	$ 546,800

Rigorous Target Setting for Enterprise Performance Metrics. The committee follows a rigorous target setting process each year to ensure the AIP includes challenging, yet achievable, targets for executives. The enterprise metrics are selected each year to reflect the core operating functions of our management team through the business cycle.

Given the evolution of our portfolio, including significant divestitures over the last several years, comparing changes in target levels on a year-over-year basis is not representative of the level of difficulty in achieving these targets. The committee relied on a thorough process and believes that targets for 2019 were set with sufficient rigor to create the proper incentives for the executive team for each of the enterprise performance metrics. For example, the committee used the company's public production and capital budget guidance as the threshold performance level for these metrics. If the company did not meet guidance on production or capital budget, those portions of each of the AIP would have resulted in a $0 payout. The above target payout is the result of exceeding guidance. Additionally, the committee expanded two EHS metrics for 2019 to include not only severe events but also events that are significant, further emphasizing the importance of EHS to the company's strategy.

 

2019 Enterprise Performance Metrics. The following table details our 2019 goals for enterprise performance metrics and actual results.

2019 Metric	Rationale for Use	2019 Threshold /Target/ Maximum	2019 Result	Metric Payout
Environment, Health & Safety (4 measures)[1]	• Protects employees, contractors, communities, reputation and ensures safe operations	Varies by measure		129%
Production	• Aligned to growth • Primary output of E&P investments	275 / 280 / 285 (MBOED)	290[2]	175%
Capital and Exploratory Spend[3]	• Aligned to sustainability and profitability	2,990 / 2,850, / 2,700 ($MM)	2,743	154%
Controllable Operated Cash Costs	• Management of expenses to maximize cash margin • Controllable component of cash margin	1,240 / 1,180 / 1,120 ($MM)	1,152	135%
Returns and Cash Flow (2 measures, CROCE & EBITDAX)	• Measure company's use of capital (CROCE) • Measure ability to generate cash from operations (EBITDAX)	11.4 / 12.9 / 15.7 (%) 2,830 / 3,185 / 3,780 ($MM)	13.2 3,143	109% 91%
Exploration Resource Additions[4]	• Aligned to sustainability • Aligned to growth	82 / 100 / 124 (%)	Maximum	175%
			Total:	**145.8%**

(1) Includes 4 measures (equally weighted): SAP Integrity Critical Maintenance Compliance, Leadership Site Visits & Safety Observations, Severe + Significant Safety Incident Rate, and Severe + Significant Environment Incident Rate.
(2) Excludes Libya. 2019 result is rounded.
(3) Excludes Midstream.
(4) Target performance goal reflects risked, net entitlement volumes for wells drilled in 2019. Performance above target required exceptional results and caused a payout above target.

2019 Enterprise Performance. EHS remains a core focus of management, and the company delivered significantly ahead of expectations on three of the four EHS measures. In 2018, we reduced our Severe Safety Incident and Severe Environmental Incident rates by over 40% compared to 2017 and in 2019 these two EHS metrics were expanded to include not only Severe but also Significant events, further emphasizing the importance of delivering on our pledge to have "everyone, everywhere, every day home safe." We delivered at the maximum performance level on our Severe and Significant Environmental Incident rate. While we narrowly missed the threshold performance level set for our Severe and Significant Safety Incident Rate, our safety and environmental performance record was still among the best in our industry.

To emphasize our production delivery and capital budget, the threshold for payout on the Production and Capital and Exploratory Spend metrics are based on our public guidance range. The target and maximum payout levels were set above our budget and the top end of guidance. In 2019, we considerably exceeded our public guidance for production and our spending was below guidance, resulting in above target payout on the Capital and Exploratory Spend metric and a maximum payout on the Production metric.

The Exploration Resource Addition metric far exceeded the target goal and paid out at the maximum level, driven by our outstanding exploration success in Guyana.

We controlled costs and delivered on our strategic priorities safely and under budget. Our disciplined approach to improving operational efficiencies also drove Controllable Operated Cash Costs below budget for an above target pay-out level. Cash Return on Capital Employed and EBITDAX approximated target performance, due to strong production performance offsetting decreased commodity prices.

The committee maintains discretion to reduce the AIP payouts below achievement levels. The committee believes that management continued exceptional performance in 2019, which will result in long-term value for the company, and that a payout in-line with the formulaic, metrics-driven AIP determination was appropriate.

Assessment of Individual Performance. We assess individual performance based on goals set at the beginning of each year, specific to each NEO. Following year-end, achievement of these pre-defined performance goals is assessed. The CEO conducts performance reviews for his direct reporting NEOs and makes compensation recommendations to the committee based on these reviews, with the committee making the final award determination. The cumulative assessment against these objectives for each NEO determines the modifier used (if any) to influence the final payout of their annual incentive award. The target LTI value for any NEO can be adjusted down to zero or increased by up to 25%, based on each individual performance assessment. This review can also influence the grant date dollar value of LTI compensation and base salary adjustments for the subsequent year.



The committee chairperson and chairman of the board facilitate a process with the full board of directors to review the CEO self-assessment of prior year performance and discuss specific feedback on that performance against pre-established operational, financial and organizational performance objectives. Upon review of this collective feedback, the committee makes CEO award determinations for base salary increases, annual incentive awards and long-term incentive award dollar values. Other considerations by the committee in the compensation determinations include external market reference points and overall enterprise and share price performance.

In March 2019, the committee approved the individual performance objectives for our CEO and other NEOs. None of the objectives had specific weighting, but rather each objective is intended to be used together with other information the committee determines relevant to develop a holistic evaluation of individual performance. In the first quarter of 2020, the committee evaluated 2019 performance for each NEO against the approved performance objectives and in light of external market trends and enterprise performance. For Mr. Hess, the committee conducted the process described above, reviewed and considered his 2019 performance self-assessment, collectively discussed feedback on the performance objectives outlined below and concluded that his 2019 performance met or exceeded expectations.

Performance vs. Goals for our Chief Executive Officer

Strategic Initiatives

- Production from Liza Phase 1 in Guyana commenced ahead of schedule and under budget
- Completed five successful exploration wells in Guyana during 2019, which increased the successful wells to 15 out of 17 wells drilled on the Stabroek Block, increasing estimated recoverable resources by 60% from year end 2018
- Liza Phase 2 development project in Guyana was sanctioned and first oil is expected by 2022
- Oversaw Hess Midstream Partners LP acquisition of Hess Infrastructure Partners LP and conversion into a simplified, Up-C corporate structure, improving long-term value
- In the Gulf of Mexico, the Llano 5 tieback opportunity was successfully completed and began production; the Esox exploration well was also successful with first production achieved in February 2020

Annual Operations and Financial Goals

- Met or exceeded all targets for corporate and Bakken production, cash costs and capital and exploratory expenditures in 2019
- Overall production of 290 Mboe/d and Bakken production of 152 Mboe/d exceeded public guidance
- E&P capital spend of $2.74 billion was significantly under public guidance of $2.90 billion
- Net proved reserve additions and revisions in 2019 of 121 million boe and exceeded exploration resource target

Environment, Health, Safety & Sustainability

- Proactively addressing climate change by conducting carbon asset risk scenario planning; demonstrating leadership in the industry by updating our climate change position; decreasing flaring and greenhouse gas emission (GHG) intensities; commissioning Hess GHG Taskforce to evaluate additional emission reduction opportunities and advocating for a clearly articulated climate change position for the industry
- Published our 22nd annual Sustainability Report; Hess' sustainability practices continue to be recognized by third party organizations: earned leadership status for the 11th consecutive year in CDP's 2019 Global Climate Analysis, the only U.S. oil and gas producer to do so; included in Corporate Responsibility Magazine's 100 Best Corporate Citizens for the 12th consecutive year and the Dow Jones sustainability Index for North America for the 10th consecutive year
- Supporting the Salk Institute's Harnessing Plants Initiative research and development program to advance the process to enhance the natural abilities of plants to store CO_2

Corporate Reputation and Relationship Building

- Maintained robust dialogue with investors, including more than 130 investor meetings
- Continued meaningful engagement with employees through town halls, leadership dialogues and focus groups
- Advanced Hess' interests as a spokesperson for the industry, including speaking at CERAWeek, the World Economic Forum in Davos, among others, and conducted numerous interviews with trade media about industry challenges
- Maintained strong relationships with global industry leaders and government officials on corporate and industry issues

Messrs. Hill, Goodell, Rielly and Turner contributed to the positive outcomes listed above. In addition, specific to each individual, the committee considered, among other things, the items listed below, as well as input from the CEO and other members of the board of directors.



Mr. Hill managed the delivery of key commitments to organizational changes and enterprise cost reductions. He was instrumental in achieving the exploration success in Guyana and first production at the Liza Field as well as delivering overall production, costs and capital and exploratory expenditures that met or exceeded assigned targets. He continued to improve our environmental incident rates. Mr. Hill oversaw our successful transition to plug and perf completions in the Bakken, leading to increased initial production rates while significantly reducing the costs to drill and complete these wells. In addition to managing the relationships with our strategic production partners, Mr. Hill is a crucial presence in shareholder engagements through participation in numerous investor and industry conferences.

Mr. Goodell delivered key business targets as evidenced by the company's recognized excellence in corporate governance and world-class sustainability practices. Mr. Goodell is responsible for our global legal strategy regarding compliance, governance and litigation matters. Mr. Goodell also oversees our external affairs activities, internal communications teams and plays a critical role in the company's award-winning inclusion and diversity program.

Mr. Rielly delivered key business and financial targets as set forth in his performance goals. He played a critical role in our investor engagement activities, representing the company at various investor and industry conferences and was integral to the Hess Midstream Partners LP acquisition of Hess Infrastructure Partners LP and conversion into a simplified, Up-C corporate structure. Mr. Rielly oversaw the extension of the company's revolving credit agreement to May 2023 as well as the company's 2020 hedging program that has put options for 130,000 barrels of oil per day at $55 per barrel WTI and 20,000 barrels of oil per day at $60 per barrel Brent. He provided fiscal discipline associated with our cost reduction program, which had a significant impact on operational and financial efficiencies.

Mr. Turner delivered key business targets as set forth in his performance goals. He delivered overall production that exceeded our target and the top end of our public guidance range, delivered capital expenditures below our target and stewarded the achievement of the company's safety and environmental performance. Mr. Turner was a significant contributor to the reduction of our operating cost per barrel as well as our successful transition to plug and perf wells in the Bakken.

After reviewing the 2019 pre-defined individual performance goals in light of the overall enterprise financial performance, the committee made no individual adjustments to annual incentive payments for the NEOs, as described above.

LTI Program Structure. Long-term incentive compensation is an important tool to drive behavior that supports our long-term business strategy. LTI compensation is also an important retention tool and aligns employee interests with stockholder interests. As a result, LTI compensation represents the largest portion of each executive officer's target total direct compensation package. When determining the appropriate mix of LTI awards, the committee considers the typical time horizons of investment decisions for Hess' business and industry, the current commodity price environment, the current performance metric for PSUs and market practice. For 2019, the committee determined to maintain the long-term incentive mix for Mr. Hess, which links 100% of his target LTI compensation to performance. As a result, 60% of Mr. Hess' target LTI award was in the form of PSUs and 40% in the form of stock options. The committee also maintained the LTI mix for the company's other NEOs for 2019. For such NEOs, 80% of the target LTI compensation was performance-contingent, with 60% in the form of PSUs, 20% in the form of stock options and the remaining 20% in the form of restricted stock.



CEO LTI Structure

Stock Options
40%
PSUs
60%
Performance-
Contingent
100%

NEO LTI Structure

Restricted
Stock
20%
Stock Options
20%
PSUs
60%
Performance-
Contingent
80%

Payout of PSUs is contingent upon the company's TSR compared with that of our peer companies, identified on page 33, over a three-year period. In addition, our TSR must be positive during the three-year performance period for payout to exceed target, even if the company outperforms peers. Use of stock options, which remain exercisable for ten years, is supported by the company's capital intensive industry, where the time horizon for investment decisions often extends over many years. Stock options, which only provide value upon absolute stock price appreciation, also reinforce a balance between relative and absolute stock price performance goals, given that the PSU payout is primarily based on relative TSR. Use of restricted stock promotes retention and aligns long-term interests of employees and stockholders.

Timing of LTI Awards. In general, awards of restricted stock, stock options and PSUs to the NEOs are made in early March after our financial statements have been audited by our independent public accountants. However, the committee retains discretion to vary the timing of awards as it deems appropriate.

Terms of LTI Awards. Restricted stock awards and stock options vest annually in equal installments over a three-year period from the date of grant and stock options remain exercisable for ten years after the date of grant. PSUs, if earned, vest 100% following the completion of the three-year performance period. We believe these vesting periods are appropriate and are generally consistent with market practice. Generally, all our awards are subject to continued employment.

Shares of restricted stock are entitled to dividend equivalents if and when such dividend equivalents are paid on shares of common stock. Dividends accrued on shares of restricted stock are paid upon vesting. To the extent earned, performance share units will be paid in shares of common stock which will vest and be issued following the end of the performance period. Dividend equivalents for PSUs will only be paid on earned PSUs, after the completion of the applicable performance period.

Value of LTI Awards. We aim to provide long-term incentive awards such that together with total cash compensation, target total direct compensation is within a competitive range of market median. Compensation is intended to vary based on company and individual performance outcomes. The committee determines individual award levels based on comparative market data for the executive's position, award levels of comparably-situated executives, and an assessment of individual potential and sustained performance. In making awards to any individual, the committee does not consider his or her gains made, or failure to achieve gains, on prior restricted stock, stock option or performance share unit awards.

The chart below reflects the payout matrix for the 2019 PSU awards based on the company's 2019 peer group, described below. In defining the PSU payout schedule, the following guiding principles were used: for maximum payout, performance must be approximately top 15% versus our peers; for target payout, performance must exceed median; for threshold payout, approximately 25th percentile must be achieved and no payout is earned for performance below 25th percentile. In addition, as described above, the payout can only exceed target if our TSR during the performance measurement period is positive, regardless of relative positioning versus peers.



0% Payout
Bottom 3
50%-175% Payout
Interpolative between #9 and #3
200% Payout
Top 2
TSR
Peer 12
Peer 11
Peer 10
Peer 9
Peer 8
Peer 7
Peer 6
Peer 5
Peer 4
Peer 3
Peer 2
Peer 1

Rank	Payout
1	200%
2	200%
3	175%
4	150%
5	125%
6	100%
7	83%
8	66%
9	50%
10	0%
11	0%
12	0%

PSU Award Payout Grid(1)

(1) Includes Hess Corporation

2017 PSU Award Payout. In February 2020, the committee certified performance results with respect to the 2017 to 2019 performance period and determined that 200% of PSUs were earned with respect to the 2017 award to be paid out in 2020, illustrating exceptional performance of the company's stock relative to peers. Hess ranked second among peers for the performance period and was one of only two companies with a positive TSR over this period.



Peer Group

The committee engages with our compensation consultant annually to identify a peer group that is an appropriate comparative group from a compensation and performance perspective. To make this determination, the committee focuses solely on domestic E&P companies and looks at factors including revenue, market capitalization, total assets, production, and whether the company lists Hess as a peer. Our peer group has evolved over the years as we have changed, but the peer group for 2019 consists of the same companies as 2018, except for Anadarko Petroleum Corporation, which was removed after it was acquired by Occidental Petroleum Corporation during 2019.

2019 Peer Group – 11 Companies		
Apache Corporation	Devon Energy Corporation	Noble Energy, Inc.
Chesapeake Energy Corporation	EOG Resources, Inc.	Occidental Petroleum Corporation
ConocoPhillips	Marathon Oil Corporation	Pioneer Natural Resources Co.
Continental Resources, Inc.	Murphy Oil Corporation	

As discussed above, we generally target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. Overall, our review found that target total direct compensation of our NEOs was aligned with our executive compensation philosophy.

2020 Peer Group. In early 2020, the committee approved the addition of the S&P 500 Total Return Index as a comparator for evaluating performance of the 2020 PSU awards. The inclusion of the S&P 500 Total Return Index provides a unique and challenging metric that extends the comparator group beyond industry peers and measures the company's performance against the broader market. The committee also removed Chesapeake Energy Corporation from the peer group due to the substantial decrease in its market capitalization and its business focus no longer being comparable to the company, reducing the company's 2020 peer group to 10 comparator companies plus the S&P 500 Total Return Index. The committee believes these two changes further align executive pay with long-term stockholder interests.

Process for Determining Compensation and Role of Compensation Consultants

The committee has exclusive authority for approving the compensation of the CEO and the other NEOs. Human resources management, acting under the supervision of the CEO, develops compensation recommendations for all officers and employees, including the NEOs, in accordance with the compensation philosophy and policies more fully described elsewhere in this CD&A.

To assist in its review of the compensation recommendations, the committee directly engaged the firm Semler Brossy Consulting Group LLC ("Semler Brossy") as its independent compensation consultant. Semler Brossy reported exclusively to the committee, which has sole authority to engage, dismiss and approve the terms of engagement of its consultant. During 2019, Semler Brossy did not provide any additional services to the company. The committee assessed the independence of Semler Brossy pursuant to SEC and NYSE rules, and concluded that no conflict of interest concerns exist.

The compensation consultant's principal responsibility is to advise the committee on compensation recommendations for the NEOs, as well as on general matters relating to executive compensation strategy and programs. The CEO meets with the committee and the compensation consultant to discuss performance objectives and review compensation recommendations for executive officers directly reporting to him, including the other NEOs. Thereafter, the committee meets privately with the independent compensation consultant to review the compensation recommendations. Final decisions on compensation for the NEOs are made solely by the committee.

Additional Information

Other Benefits. We have adopted certain broad-based employee benefit plans in which executive officers are permitted to participate on the same terms as other eligible employees of the company, subject to applicable limits imposed on contributions and benefits under applicable law. Our objective is that the value of these benefits be competitive with what is offered by companies in our peer group. In addition to group life insurance and health and welfare plans, we have a savings plan under which participants can elect to invest (subject to contribution limits imposed by law) up to 50% of pre-tax or after-tax salary in a variety of funds, one of which invests in our common stock, and the company provides matching contributions up to approximately 6% of pre-tax salary for each participant, which are invested at the discretion of the participant.

Pension Benefits. As explained elsewhere in this proxy statement, all of our employees hired prior to January 1, 2017 are eligible for both a qualified defined benefit pension plan and a non-qualified supplemental plan (the restoration plan referred to in the Pension Benefits table) that provides only the benefits that would otherwise be paid to participants under the qualified pension plan but for limitations imposed by the Internal Revenue Code (the "Code"). On January 1, 2017, we closed the existing final average pay formula pension plan to new employees and introduced a cash balance pension plan for new hires which has a restoration component. Employees are eligible to participate in our pension plans after one year of service and vest in the final average pay retirement benefit after five years of service. The vesting requirement for the cash balance plan is three years. All of our NEOs are participants in the final average pay formula pension plan. While benefits from the qualified final average pay formula pension plan are payable as monthly annuities beginning at retirement, benefits from the restoration plan are payable in a single lump sum at first retirement eligibility, but no earlier than six months following termination of employment. The value of the lump sum payment is determined by the benefit formula and various assumptions, including the interest rate which is used to determine the equivalent present value of the amount that would be payable monthly if the restoration plan paid annuities. Benefits from the cash balance pension plan are payable as a lump sum or annuity, per the employee's election.

Prior to 2010, the committee granted additional years of credited service under our pension restoration plan to Messrs. Hill and Rielly as part of the compensation packages necessary to recruit them. In 2009, the committee gave Mr. Hill credit for ten years of service with his prior employer, upon completion of five years of service with the company. Mr. Hill worked for over 25 years with Royal Dutch Shell plc and its affiliates, most recently in senior executive positions. This agreement was intended to compensate Mr. Hill for the difference between the pension benefits he would have received from his prior employer had he retired from his prior employment at age 60 and the pension benefits he would have received, absent such credited service, under the company's pension plans for his retirement at the same age. The additional years of service for Mr. Rielly are equal to his service with his prior employer, and his supplemental benefits are offset by his pension benefits from his prior employer. Mr. Rielly had more than 16 years of experience with Ernst & Young LLP. He had a successful career at his prior employer and would have continued to accrue years of service under the pension plan of his prior employer. Again, the committee believed that an award of credited service was necessary to compensate this executive for the loss of pension benefits and to induce him to join the company. In addition, Mr. Turner was granted an additional $1,850,000 lump sum in the pension restoration plan conditional on his reaching age 60 at retirement. This agreement was intended to compensate Mr. Turner for the difference in pension benefits at retirement under the plans of his prior employer, Royal Dutch Shell, and the company's plans. In the event that the company initiates a termination of employment (other than for cause) prior to that time, a prorated portion of the payment would be due.

Perquisites. The company did not provide perquisites or personal benefits valued at $10,000 or more to any of our NEOs in 2019. While we from time to time offer a very limited amount of perquisites and other personal benefits to our NEOs, perquisites are not a material part of our compensation program. The committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs.

Management Stock Ownership Guidelines. In order to further align the interests of senior management and stockholders, we maintain stock ownership guidelines for corporate officers. The guidelines provide that each corporate officer should attain a specified level of ownership of shares of the company's common stock equal in value to a multiple of the their base salary within five years of the later of the date of adoption of the guidelines and the officer's first election to his or her role.

Role	Requirement (multiple of base salary)
Chief Executive Officer	6x
Chief Operating Officer	4x
Senior Vice Presidents	3x
Vice Presidents	1x

Our NEOs maintain significant ownership in Hess stock. Mr. Hess, our CEO, beneficially owns approximately 10.79% of our outstanding shares, and the other NEOs, on average, own approximately eight times base salary. This reflects significant alignment of interests between our NEOs and our stockholders. Currently, shares owned outright by an executive, restricted stock and stock held in an executive's savings plan account are counted for purposes of determining stock ownership levels. Stock options and unvested performance share units are not counted.

 

Anti-hedging and Anti-pledging Policies. Under our hedging policy, we prohibit directors and all employees (including executive officers) from trading in derivative or other instruments in order to hedge the economic risks of holding the company's stock received as long-term equity incentive awards under our compensation programs. Our hedging policy does not allow any type of hedge strategy that involves creating downside protection, or that will generate an offsetting gain, in the event of a decline in the value of our stock including, but not limited to, transactions involving purchasing put or selling call options, collars or forward sales contracts. However, derivative strategies that only increase downside risk and upside gains are permitted. Employees may not hedge movements in company stock held in our employee's savings plan, issued stock or stock options they own even if they are fully vested. The purpose of our hedging policy is to align the interests, including the economic risk of ownership, of directors, employees and stockholders. In addition, we do not permit our executives to pledge shares of company stock in which they have a financial interest.

Recoupment ("Clawback") Policy. In the event that the company is required to prepare an accounting restatement due to the material noncompliance of the company with any financial reporting requirement under U.S. securities laws, the company has the right to recover from any current or former executive officer (not only NEOs) of the company who received incentive-based compensation (including stock options awarded as compensation) during the three-year period preceding the date on which the company is required to prepare an accounting restatement, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement. The committee has full authority and discretion to administer this policy and all determinations of the committee are final and binding. This policy operates in addition to any compensation recoupment provided for by law or by the company's long-term incentive plans. Once final rules are effective regarding clawback requirements under the Dodd-Frank Act, the company intends to review its compensation recoupment policy and, if necessary, amend such policy to comply with the new mandates.

In addition, in the event of misconduct by an employee that results in material noncompliance with financial reporting requirements, we reserve the right to take all appropriate action to remedy the misconduct, discipline such officer or employee and prevent its recurrence, including (i) termination of employment of such officer or employee and forfeiture of outstanding equity awards, (ii) commencing an action for breach of fiduciary duty and/or (iii) seeking reimbursement of any compensation paid in excess of that which would have been paid in the absence of such noncompliance, either by legal action or by offsetting other amounts owed by the company to such officer or employee to the extent permissible.

Change-in-Control Agreements. As explained in greater detail elsewhere in this proxy statement, we have change-in-control agreements with certain executives, including our NEOs, that provide for a lump sum cash payment equal to a multiple of the executive's compensation, as well as other benefits, if (1) there is a change in control, as defined in the agreements, and (2) the executive is actually or constructively terminated within 24 months following a change in control ("double-trigger"). We believe these agreements are necessary to remain competitive with the overall compensation packages afforded by companies in our peer group. We also believe these agreements work to provide security to our executives, many of whom would have key roles in negotiating and implementing a potential change-in-control transaction, and further align their interests with the best long-term interests of stockholders. In 2010, the committee decided to eliminate "golden parachute" excise tax gross-up provisions from any such agreements entered into in the future. As a result, our change-in-control agreement with Mr. Turner, which was entered into during 2015, does not contain a tax gross up provision.

Tax Deductibility of Compensation. Section 162(m) of the Internal Revenue Code places a limit of $1 million per year on the amount of compensation paid to certain of our executive officers that the company may deduct from our federal income tax return for any single taxable year. There was an exception to the $1 million limitation for performance-based compensation meeting certain requirements. The material terms of our incentive plans that were previously approved by stockholders allowed us to grant certain cash incentive compensation and LTI awards that were designed to meet the definition of performance-based compensation which qualified for the exception to the $1 million deduction limit. The Tax Cuts and Jobs Act of 2017 repealed the performance-based compensation exception described in this paragraph. Following enactment of the Tax Cuts and Jobs Act of 2017, we generally expect that compensation paid to our CEO, CFO and other applicable Covered Employees in excess of $1 million will not be deductible, subject to a transition rule for compensation provided pursuant to a binding written contract in effect as of November 2, 2017 that is not materially modified after such date. To the extent applicable to our existing plans and previously granted awards, the company may avail itself of this transition rule. However, because of uncertainties as to the application and interpretation of the transition rule, no assurances can be given at this time that our existing plans and previously granted awards, even if in place on November 2, 2017, will meet the requirements of the transition rule. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the company, the committee does not limit its actions with respect to executive compensation to preserve deductibility under Section 162(m) if the committee determines that doing so is in the best interests of the company.

Accounting Implications. In designing our compensation and benefit programs, the committee reviews and considers the accounting implications of its decisions, including the accounting treatment of amounts awarded or paid to executives.

Compensation Committee Report

The committee has reviewed and discussed the Compensation Discussion and Analysis section with management, and based on this review and discussion, the committee recommended to the board of directors that the Compensation Discussion and Analysis section be included in this proxy statement and incorporated by reference into the 2019 annual report on Form 10-K.

Compensation and Management Development Committee Members:

Risa Lavizzo-Mourey, Chair
Terrence J. Checki
Marc S. Lipschultz
David McManus
James H. Quigley

Compensation Committee Interlocks and Insider Participation

None of the current members of the compensation and management committee (whose names appear under "Compensation Committee Report") is, or has ever been, an officer or employee of the company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the company served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our board of directors or our compensation and management committee.

 

Summary Compensation Table

The following table sets forth information regarding compensation paid to or accrued for the last three fiscal years to the CEO, the chief financial officer and the three other most highly compensated executive officers, for services in all capacities to the company and its subsidiaries.

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus(1) ($) (d)	Stock Awards(2) ($) (e)	Option Awards(3) ($) (f)	Non-Equity Incentive Plan Compensation(1) ($) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings(4) ($) (h)	All Other Compensation(5) ($) (i)	Total ($) (j)
Hess, John B. CEO	2019	1,500,000	—	4,499,973	2,999,996	3,280,500	1,190,848	22,344	13,493,661
	2018	1,500,000	—	4,499,996	2,999,999	3,550,500	—	21,945	12,572,440
	2017	1,500,000	—	5,985,021	2,565,005	2,693,300	1,807,034	21,546	14,571,906
Hill, Gregory P. COO & President E&P	2019	1,100,000	—	3,780,026	945,005	2,084,900	3,710,906	22,344	11,643,181
	2018	1,100,000	—	3,780,007	944,993	2,256,500	619,341	21,945	8,722,787
	2017	1,100,000	—	3,780,012	944,993	1,711,700	2,029,095	21,546	9,587,346
Goodell, Timothy B. SVP & GC	2019	750,000	—	1,600,053	400,002	1,020,600	765,098	22,344	4,558,097
	2018	750,000	—	1,599,987	399,994	1,104,600	251,703	21,945	4,128,229
	2017	750,000	—	1,599,999	399,997	837,900	660,228	21,546	4,269,670
Rielly, John P. SVP & CFO	2019	775,000	—	1,600,053	400,002	1,020,600	3,182,625	22,344	7,000,624
	2018	775,000	—	1,599,987	399,994	1,104,600	77,224	21,945	3,978,750
	2017	775,000	—	1,599,999	399,997	837,900	1,551,307	21,546	5,185,749
Turner, Michael R. SVP, Global Production[6]	2019	625,000	—	1,240,003	310,000	546,800	946,241	22,344	3,690,338
	2018	625,000	59,100	1,239,984	309,996	591,800	301,809	21,945	3,149,634
	2017	611,538	—	1,240,026	310,006	448,900	505,742	21,546	3,137,758

(1) The amounts shown in column (d) represent the discretionary component of the Annual Incentive Plan ("AIP"), reflecting individual performance. No discretionary adjustments were made in 2019. See "Assessment of Individual Performance" in the Compensation Discussion and Analysis. The amounts shown in column (g) represent the components of the AIP relating to the attainment of enterprise performance metrics, paid to the NEOs, as discussed more fully under "2019 Enterprise Performance Metrics" in the Compensation Discussion and Analysis.

(2) Represents the aggregate grant date fair value of PSUs and restricted stock computed in accordance with ASC 718. A discussion of the valuation assumptions is in Note 11, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2019.

(3) Represents the aggregate grant date fair value for stock options computed in accordance with ASC 718. A discussion of the valuation assumptions is in Note 11, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2019.

(4) As described in the Compensation Discussion and Analysis, Hess offers pension benefits to all U.S. employees consisting of the Employee's Pension Plan ("EPP") and the Pension Restoration Plan ("PRP"). There were no changes to either the EPP or PRP during 2019. The Pension Value for Mr. Hess decreased by $4,266,688 in 2018 primarily due to the (i) increase in the assumed discount rate used to value lump sums under the Hess Pension Restoration Plan and (ii) the fact that Mr. Hess has met the age and service requirements for unreduced early retirement benefits and remained in employment at Hess. The value of the unreduced early retirement benefits decreases with age due to the decrease in life expectancy. The effect of these decreases exceeded the value of benefits earned under the EPP and PRP in 2018. In 2019, the assumed discount rate decreased, which is the primary reason the pension value increased for each NEO in 2019.

(5) Represents matching contributions by the company credited to the NEOs under the company's employees' savings plan.

(6) Mr. Turner's employment with the company was terminated without cause on April 3, 2020.

Grants of Plan-Based Awards

On March 5, 2019, the committee established target bonuses and approved awards of performance shares, stock options and restricted stock to the NEOs. The following table sets forth information concerning potential payouts under the AIP and for performance share awards made under our long-term incentive plan for 2019 and individual grants of restricted stock and stock options made under our long-term incentive plan for 2019 to each of the NEOs:

Name (a)	Award Type (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise Price of Option Awards ($ / Sh) (l)	Grant Date Fair Value of Stock & Option Awards(3)($) (m)
			Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)				
Hess, John B.	Performance Shares	06-Mar-19				31,535	63,069	126,138				4,499,973
	Stock Options	06-Mar-19								165,929	56.74	2,999,996
	AIP		1,125,000	2,250,000	3,937,500							
Hill, Gregory P.	Performance Shares	06-Mar-19				19,867	39,734	79,468				2,835,021
	Restricted Stock	06-Mar-19							16,655			945,005
	Stock Options	06-Mar-19								52,268	56.74	945,005
	AIP		715,000	1,430,000	2,502,500							
Goodell, Timothy B.	Performance Shares	06-Mar-19				8,410	16,819	33,638				1,200,036
	Restricted Stock	06-Mar-19							7,050			400,017
	Stock Options	06-Mar-19								22,124	56.74	400,002
	AIP		350,000	700,000	1,225,000							
Rielly, John P.	Performance Shares	06-Mar-19				8,410	16,819	33,638				1,200,036
	Restricted Stock	06-Mar-19							7,050			400,017
	Stock Options	06-Mar-19								22,124	56.74	400,002
	AIP		350,000	700,000	1,225,000							
Turner, Michael R.	Performance Shares	06-Mar-19				6,517	13,034	26,068				929,976
	Restricted Stock	06-Mar-19							5,464			310,027
	Stock Options	06-Mar-19								17,146	56.74	310,000
	AIP		187,500	375,000	656,250							

(1) The amount shown in columns (d), (e) and (f) above represent the threshold, target and maximum payouts for the components of the 2019 AIP relating to the attainment of enterprise performance metrics. "Threshold" represents the lowest payout if the threshold level of performance is achieved for every performance metric. "Maximum" represents a payout at 175% of target. The actual amounts paid for 2019 relating to these components are shown in column (g) of the Summary Compensation Table.

(2) Relates to PSU awards issued under the Hess Corporation 2017 Long-Term Incentive Plan. Actual payout of shares earned will range from 0 to 200% of the units granted based on the relative performance of the company's TSR over the three-year performance period ending December 31, 2021, compared with that of 11 peer companies in the company's peer group described on page 33 and payouts, if any, will occur following the committee's certification of performance results in 2022 upon the completion of the three-year performance period. "Target" is the number of PSUs awarded in 2019. "Threshold" represents the lowest possible payout if a payout is made (50% of the units granted).

(3) The grant date fair value of restricted stock awards is determined by multiplying the number of shares of stock awarded as shown in column (j) by the closing price of the company's common stock on the date of grant. A discussion of the valuation assumptions is in Note 11, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2019. The grant date fair value of PSUs granted is determined by multiplying the number of units granted as shown in column (h) by the fair value of the award as determined by a Monte Carlo valuation model ($71.35). The grant date fair value of Stock Options granted is determined by multiplying the number of options granted by the Black-Scholes Value. A discussion of the valuation assumptions is in Note 11, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2019.

Equity awards under our long-term incentive plans are discussed in the "Compensation Discussion and Analysis" under the heading "LTI Program Structure." Non-equity incentive plan awards are discussed in the "Compensation Discussion and Analysis" under the heading "Annual Incentive Plan."



Outstanding Equity Awards at Fiscal Year End

The following table shows outstanding equity awards held by the NEOs at the end of the last fiscal year.

| | Option Awards | | | | Stock Awards | | | |
| | | | | | Restricted Stock | | Performance Share Units | |
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(4) (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(8) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(8) (g)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(13) (h)	Market Value of Shares or Units of Stock That Have Not Vested ($)(14) (i)
Hess, John B.	208,890	—	60.07	03-Feb-20			503,466(9)	33,636,563
	150,930	—	83.88	02-Feb-21				
	73,885	—	80.35	04-Mar-24				
	90,476	—	74.49	03-Mar-25				
	213,945	—	44.31	01-Mar-26				
	117,850	58,925(1)	51.03	06-Mar-27				
	73,046	146,092(2)	48.48	06-Mar-28				
	—	165,929(3)	56.74	06-Mar-29				
Hill, Gregory P.	62,145	—	83.88	02-Feb-21	35,824(5)	2,393,401	281,786(10)	18,826,123
	41,028	—	80.35	04-Mar-24				
	45,000	—	74.49	03-Mar-25				
	7,090	—	44.31	01-Mar-26				
	43,418	21,709(1)	51.03	06-Mar-27				
	23,009	46,019(2)	48.48	06-Mar-28				
	—	52,268(3)	56.74	06-Mar-29				
Goodell, Timothy B.	49,740	—	60.07	03-Feb-20	15,164(6)	1,013,107	119,274(11)	7,968,696
	35,505	—	83.88	02-Feb-21				
	17,385	—	80.35	04-Mar-24				
	19,048	—	74.49	03-Mar-25				
	30,009	—	44.31	01-Mar-26				
	18,378	9,189(1)	51.03	06-Mar-27				
	9,739	19,479(2)	48.48	06-Mar-28				
	—	22,124(3)	56.74	06-Mar-29				
Rielly, John P.	49,740	—	60.07	03-Feb-20	15,164(6)	1,013,107	119,274(11)	7,968,696
	35,505	—	83.88	02-Feb-21				
	17,385	—	80.35	04-Mar-24				
	19,048	—	74.49	03-Mar-25				
	30,009	—	44.31	01-Mar-26				
	18,378	9,189(1)	51.03	06-Mar-27				
	9,739	19,479(2)	48.48	06-Mar-28				
	—	22,124(3)	56.74	06-Mar-29				
Turner, Michael R.	21,660	—	83.88	02-Feb-21	11,752(7)	785,151	92,438(12)	6,175,783
	13,228	—	80.35	04-Mar-24				
	14,762	—	74.49	03-Mar-25				
	—	7,122(1)	51.03	06-Mar-27				
	—	15,096(2)	48.48	06-Mar-28				
	—	17,146(3)	56.74	06-Mar-29				

(1) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2017 if the NEO continues to be employed.

(2) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2018 if the NEO continues to be employed.

(3) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2019 if the NEO continues to be employed.

(4) Options may become exercisable earlier in full upon death, disability, normal retirement or a change in control. At the discretion of the committee, upon early retirement of an awardee, options not then exercisable may become exercisable in proportion to the calendar days elapsed in the vesting period up to the early retirement date. The options remain exercisable until the tenth anniversary of the date of grant, except in cases of termination of employment for reasons other than death, disability, normal retirement or early retirement, in which case options remain exercisable only for specified periods. If a grantee's employment terminates (other than by reason of death, disability or retirement) before these options become exercisable, they will be forfeited.

(5)   Shares of restricted stock vest provided the NEO continues to be employed as follows: 18,222 on March 6, 2020, 12,050 on March 6, 2021, and 5,552 on March 6, 2022.

(6)   Shares of restricted stock vest provided the NEO continues to be employed as follows: 7,713 on March 6, 2020, 5,101 on March 6, 2021, and 2,350 on March 6, 2022.

(7)   Shares of restricted stock vest provided the NEO continues to be employed as follows: 5,977 on March 6, 2020, 3,953 on March 6, 2021, and 1,822 on March 6, 2022.

(8)   Shares of restricted stock may vest earlier in full upon normal retirement, death, permanent total disability or a change in control, with proportional vesting at the discretion of the committee in the case of early retirement. The amount listed in column (g) represents the product of the closing market price of the company's stock as of December 31, 2019 ($66.81) multiplied by the number of shares of stock subject to the award.

(9)   Number of shares shown in the table is based on achieving maximum performance goals for each of the PSUs granted in 2017 (226,448 shares), 2018 (150,880) and 2019 (126,138 shares). Actual payout of shares earned will range from zero to 200 percent of the units granted and will occur following the three-year performance periods ending December 31, 2019, December 31, 2020 and December 31, 2021 for the 2017, 2018 and 2019 grants respectively. In February 2020, the committee certified payout of the 2017 PSUs at 200%.

(10) Number of shares shown in the table is based on achieving maximum performance goals for each of the PSUs granted in 2017 (107,264 shares), 2018 (95,054 shares) and 2019 (79,468). Actual payout of shares earned will range from zero to 200 percent of the units granted and will occur following the three-year performance periods ending December 31, 2019, December 31, 2020 and December 31, 2021 for the 2017, 2018 and 2019 grants respectively. In February 2020, the committee certified payout of the 2017 PSUs at 200%.

(11) Number of shares shown in the table is based on achieving maximum performance goals for each of the PSUs granted in 2017 (45,402 shares), 2018 (40,234 shares) and 2019 (33,638). Actual payout of shares earned will range from zero to 200 percent of the units granted and will occur following the three-year performance periods ending December 31, 2019, December 31, 2020, and December 31, 2021 for the 2017, 2018 and 2019 grants respectively. In February 2020, the committee certified payout of the 2017 PSUs at 200%.

(12) Number of shares shown in the table is based on achieving maximum performance goals for each of the PSUs granted in 2017 (35,188 shares), 2018 (31,182 shares) and 2019 (26,068). Actual payout of shares earned will range from zero to 200 percent of the units granted and will occur following the three-year performance periods ending December 31, 2019, December 31, 2020, and December 31, 2021 for the 2017, 2018 and 2019 grants respectively. In February 2020, the committee certified payout of the 2017 PSUs at 200%.

(13) PSUs may vest earlier upon termination or a change in control as described under "Potential Payments upon Termination or Change in Control" beginning on page 43.

(14) Value of PSUs reflects maximum performance level for PSUs granted in 2017, 2018 and 2019 based on the closing price of $66.81 on December 31, 2019 as required by the SEC disclosure rules. Actual performance attained as of December 31, 2019 was at maximum performance for PSUs granted in 2017 and for each respective truncated performance period for PSUs granted in 2018 and 2019. Actual payments at vesting of the PSU grants could be different based on final performance results. The performance period for the 2017 grants concluded on December 31, 2019, but the award remained unearned and unvested, subject to the committee's certification of performance results. In February 2020, the committee certified payout on the 2017 PSUs at 200%.

 

Option Exercises and Stock Vested

The following table sets forth information as to the NEOs regarding the exercise of stock options and the vesting of restricted stock and performance share units under the long-term incentive plan during the last fiscal year:

Name (a)	Option Awards		Stock Awards			
			Restricted Stock		Performance Share Units	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)(1)	Number of Shares Acquired on Vesting (#) (f)	Value Realized on Vesting ($) (g)(2)
Hess, John B.	—	—	—	—	83,917	4,565,924
Hill, Gregory P.	101,111	1,662,057	30,798	1,792,617	35,754	1,945,375
Goodell, Timothy B.	—	—	13,036	758,768	15,134	823,441
Rielly, John P.	—	—	13,036	758,768	15,134	823,441
Turner, Michael R.	96,062	1,083,854	27,515	1,611,754	9,459	514,664

(1) Represents the aggregate dollar amount realized upon vesting computed by multiplying the number of shares of stock that vested on March 1, 2019 by the closing market value price of $59.23, multiplying the number of shares of stock that vested on March 6, 2019 by the closing market value price of $56.74 and multiplying the number of shares of stock that vested on August 5, 2019 by the closing market value price of $58.82.

(2) Represents the aggregate dollar amount realized upon vesting computed by multiplying the number of PSUs granted in 2016 that vested upon the committee's certification of performance results in early 2019 by the payout multiple of 75% and by the closing market value of the underlying shares of $54.41 on February 5, 2019.

Pension Benefits

The following table sets forth information as to the NEOs regarding payments or other benefits at, following or in connection with retirement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Hess, John B.	Employees' Pension Plan	42.58	2,591,722	—
	Restoration Plan	42.58	48,643,422	—
Hill, Gregory P.	Employees' Pension Plan	11.00	750,212	—
	Restoration Plan	21.00	16,410,960(1)	—
Goodell, Timothy B.	Employees' Pension Plan	11.00	712,916	—
	Restoration Plan	11.00	3,978,729	—
Rielly, John P.	Employees' Pension Plan	18.75	1,203,953	—
	Restoration Plan	35.25	13,742,992(2)	—
Turner, Michael R.	Employees' Pension Plan	10.58	740,853	—
	Restoration Plan	10.58	4,304,421(3)	—

(1) Credited years of service includes 10 years for service with prior employer. Additional years of credited service result in an increase of $8,157,207 under the restoration plan.

(2) Credited years of service include 16.5 years for service with prior employer. Benefits shown are net amounts offset by amounts due from prior employer of $18,060 per year. Additional years of credited service result in an increase of $6,831,659 under the restoration plan.

(3) Reflects additional $1,850,000 payable under the restoration plan since Mr. Turner has reached 10 years of service and age 60.

We maintain an employees' pension plan, a qualified defined benefit plan under the Code, and a non-qualified supplemental plan, called the pension restoration plan, that provides benefits that would otherwise be payable to participants under the employees' pension plan but for limitations imposed by the Code, with certain modifications discussed below. On January 1, 2017, we closed the existing final average pay formula pension plan to new employees and introduced a cash balance pension plan for new hires, which has a restoration component as well. Employees participate after one year of service in the employees' pension plans and vest in the final average pay retirement benefit after five years of service, though the vesting requirement for the cash balance plan is three years.

All of our NEOs are in the final average pay formula pension plan. Annual retirement benefits for a participant at normal retirement age are determined by multiplying 1.6% of the participant's final average compensation by his or her years of service and are then reduced by an offset for social security benefits. Under the employees' pension plan, final average compensation is the average of any three years of highest annual compensation (consisting of salary and cash bonus as shown in columns (c), (d) and (g) of the Summary Compensation Table) paid to the participant during the ten years immediately preceding his or her retirement date. Under the restoration plan, final average compensation is the average of any three years of highest annual salary (as shown in column (c) of the Summary Compensation Table) plus the average of any three years of highest cash bonus (as shown in columns (d) and (g) of the Summary Compensation Table) paid to the participant during the ten years immediately preceding his or her retirement date.

Normal retirement under the plans means retirement at age 65, but a participant retiring from active service is entitled to an unreduced benefit at age 60. A participant may elect early retirement if the participant is at least 55 years old and has ten years of service. All of our NEOs are eligible for early retirement under the employees' pension plan and restoration plan at December 31, 2019. The company awarded credit service for prior employment under the restoration plan for Messrs. Hill and Rielly for the reasons discussed in "Compensation Discussion and Analysis." Under both plans, retirement benefits paid upon early retirement from active service at the age of 55 are reduced by 25% of the retirement benefit otherwise payable, with proportionately lower reductions for early retirement between ages 55 and 60. Early retirement reductions are greater if employment terminates prior to age 55. Retirement benefits under the employees' pension plan are payable as a straight life annuity or in other forms of annuities actuarially equivalent to a straight life annuity. Retirement benefits under the restoration plan for employees with at least 10 years of service are payable as a lump sum six months after retirement. For employees with fewer than 10 years of service, benefits are payable on the date the employee attains age 65. A participant's right to payment under the restoration plan constitutes a general unsecured claim against the company.

The valuation method and material assumptions used in quantifying the present value of the accumulated benefit shown in the table are explained in Note 10, Retirement Plans, to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2019. Retirement benefits payable to Mr. Rielly under the restoration plan are offset by retirement benefits payable by his former employer.

Nonqualified Deferred Compensation

We maintain a deferred compensation plan for certain highly-paid employees selected by us as eligible to participate under which a participant may elect in advance of any year to defer payment of up to 50% of salary and 100% of cash bonus payable for that year to a date no earlier than three years from the date of election, except that payments may be made earlier in the case of termination, death, disability, retirement or a change in control. Amounts deferred are deemed invested in investment vehicles identical to those offered under our qualified employees' savings plan as the participant elects, except that the deferred compensation plan does not offer a fund for investing in the company's stock, and earnings thereon are payable together with the deferred compensation. Payments may be made in a lump sum or in annual installments over a five year period, as the participant elects. The right of any participant to receive a payment constitutes a general unsecured claim against the company. None of our NEOs participate in the deferred compensation plan.

Employment Agreements and Termination Agreements

We have no employment agreements with our NEOs other than agreements relating to credited service discussed under "Pension Benefits" and change-in-control agreements discussed under "Potential Payments upon Termination or Change in Control," the initial terms of employment described below for Mr. Hill and the severance agreement described below for Mr. Turner.

Under the terms of employment negotiated with Mr. Hill upon joining the company in 2009, the company agreed that if the company terminates Mr. Hill's employment without cause, he will be entitled to severance benefits equal to two times his annual base salary and target bonus for the year in which the termination occurs. The company also agreed to award credited service to Mr. Hill under the company's pension restoration plan for the reasons described under "Compensation Discussion and Analysis," provided Mr. Hill remains employed by the company for five years.



Mr. Turner was terminated without cause in conjunction with an organizational restructuring and our on-going succession management. Accordingly, the company entered into a separation agreement with Mr. Turner effective April 3, 2020. Under the terms of the agreement, Mr. Turner will be eligible to receive severance payments totaling two times his annual base salary and target bonus, subject to customary waivers, releases, non-solicitation and non-disparagement provisions and an agreement by Mr. Turner not to compete with the company for approximately two years from the effective date of his departure. Under the terms of the company's AIP, Mr. Turner will be eligible to receive a prorated portion of his target 2020 bonus upon his departure. Mr. Turner will not receive an equity award in 2020, but, in accordance with our plans, a prorated portion of his unvested PSUs previously granted pursuant to the company's 2017 Long-Term Incentive Plan, will vest upon his termination without cause and will be payable upon completion of the applicable performance period for the PSUs. His other outstanding, but unvested equity awards will be forfeited. He will also be entitled to receive benefits and amounts accrued under the company's pension, pension restoration and retiree medical plans, in accordance with the terms of those plans.

Potential Payments upon Termination or Change in Control

Termination

In the event any of the NEOs' employment terminated at the end of the last fiscal year, the officer would be entitled to the officer's accumulated retirement benefits in accordance with the provisions of our retirement plans as described under "Pension Benefits" on page 41. Retirement benefits under the employees' pension plan are payable only in the form of an annuity. Retirement benefits under the restoration plan are payable only in the form of a lump sum.

In addition, because each of our NEOs were eligible for early retirement under the employees' pension plan at December 31, 2019, a pro rata portion of their unvested equity awards would become vested at the discretion of the committee (or with respect to PSUs, with or without the consent of the committee) based on the number of calendar days elapsed in the applicable vesting period and they would be entitled to exercise all vested stock options until the option expiration date shown in the "Outstanding Equity Awards at Fiscal Year End" table on page 39.

If any of the NEOs' employment terminated due to death or disability (i) stock options in the "Option Awards—Unexercisable" column of the "Outstanding Equity Awards at Fiscal Year End" table would have become fully exercisable, (ii) all stock options in the "Option Awards" columns of that table would remain exercisable until the option expiration date shown in the table, (iii) all restricted stock awards listed in that table would have become fully vested and (iv) PSUs would vest and be paid, to the extent earned, at the end of the applicable performance period. See that table for the market value of the unvested shares of restricted stock at the end of the last fiscal year.

In the event the company had terminated the employment of Mr. Hill without cause at the end of the last fiscal year, Mr. Hill would have been entitled to receive a cash severance payment of $5,060,000. In addition, a pro rata portion of PSUs would vest and be paid, to the extent earned, at the end of the performance period.

Change in Control

Equity Awards Under the 2008 LTIP. In the event of a change in control of the company, pursuant to the Amended and Restated 2008 Long-Term Incentive Plan, unexercisable stock options and unvested shares of restricted stock awarded to the NEOs will not vest solely by reason of the change in control. However, upon the occurrence of a change in control, the committee has discretion to deem all applicable performance goals fully achieved and all awards fully vested, but the committee has no current intention to exercise such discretion. In addition, except as otherwise provided in any applicable award agreement, if the surviving or successor corporation to the company, or any other corporate party to the change-in-control transaction, does not assume, or substitute equivalent awards for, options or other awards outstanding under the plan, or in the event of a liquidation of the company, or if the employment of a holder of an outstanding option or award is terminated involuntarily without "cause" or by the holder for "good reason" (as those terms are defined in the Amended and Restated 2008 Long-Term Incentive Plan) then, in general: (1) any applicable target performance goals will be deemed fully achieved and those awards and restricted stock will be fully earned and vested; (2) affected options and other awards will become fully exercisable and vested; and (3) all restrictions, deferral limitations and forfeiture conditions applicable to affected awards will lapse and those awards will be deemed fully vested. In the event of a change in control, PSUs will be paid out with respect to a pro-rated portion of PSUs awarded representing the number of days lapsed in the performance cycle through the date immediately prior to the change in control based on the company's TSR and TSR ranking through such date and will be paid at target with respect to a pro-rata portion of the PSUs representing the number of days lapsed from the change in control through the end of the performance cycle. Such amount is payable only if the NEO remains employed until the end of the three-year performance period or, if within 24 months following a change in control, the employment of the NEO is terminated by the NEO for good reason, by the company without cause, on account of death or permanent total disability or retirement under the pension plan after five years of service. See the "Outstanding Equity Awards at Fiscal Year End" table on page 39 for the number of unexercisable options and unvested shares of restricted stock held by each NEO at the end of the last fiscal year. The NEOs would also be able to exercise the stock options shown in the "Option Awards—Exercisable" column of that table.

For purposes of the incentive plan, "change in control" means (i) acquisition by a person or group of 20% or more of the company's common stock or voting securities, (ii) the persons serving as directors of the company as of the effective date of the Amended and Restated 2008 Long-Term Incentive Plan, and those replacements or additions subsequently approved by a majority vote of the board, ceasing to make up at least a majority of the board; (iii) consummation of a reorganization, merger or consolidation in which the owners of the company's common stock and voting securities immediately prior to the transaction do not own more than 51%, respectively, of the common stock and voting securities of the surviving entity, or (iv) consummation of a liquidation, dissolution or sale of all or substantially all of the company's assets in which the owners of the company's common stock and voting securities immediately prior to the transaction do not own more than 51%, respectively, of the common stock and voting securities of the surviving entity.

Equity Awards Under the 2017 LTIP. The 2017 Incentive Plan provides for potential acceleration of vesting or exercisability of awards, and other potential changes to awards, upon the occurrence of a change in control. A change in control will generally be deemed to occur in the following circumstances:

- the acquisition of 20% or more of the outstanding voting stock of the company by any person or entity, other than acquisitions by Hess family members or Hess family-related entities;

- the persons serving as directors of the company as of the effective date of the 2017 Incentive Plan, and those replacements or additions subsequently approved by a majority vote of the board, ceasing to make up at least a majority of the board;

- consummation of a merger, consolidation or reorganization in which the stockholders of the company prior to the merger own 51% or less of the surviving corporation; or

- consummation of a complete liquidation or dissolution of the company or sale of all or substantially all of the assets of the company, other than to a corporation more than 51% of which is owned after such sale by stockholders of the company prior to the sale.

Under the 2017 Incentive Plan, unless otherwise determined by the committee (or unless otherwise set forth in a change-in-control, employment or similar agreement or an award agreement), if a participant's employment is terminated without cause or on account of good reason within 2 years following a change in control, each award will become fully vested. Unless otherwise set forth in a change-in-control, employment or similar agreement or an award agreement, the committee, in its discretion, may provide that performance-based awards shall be (x) considered to be earned and payable based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of performance period completed as of the date of the change in control) or (y) converted into time-vesting restricted stock or restricted stock unit awards). In the event of a change in control, unless otherwise set forth in an employment, change-in-control or similar agreement or an award agreement, the committee may in its sole discretion provide: (i) for the cancelation of such awards for fair value; (ii) for the assumption or replacement of awards; (iii) for a period of at least 20 days prior to the change in control to exercise options or SARs whether vested or unvested or (iv) that any shares of restricted stock become fully vested.

Severance Payments. The company has entered into change-in-control termination benefit agreements with the NEOs and certain other officers of the company. These agreements provide for "double-trigger" lump sum cash payments equal to a multiple of an executive's annual compensation if, within 24 months following a change in control, the employment of the executive is terminated by the executive for good reason or by the company without cause. For these purposes, annual compensation consists of the executive's base pay at the date of his termination or immediately before the change in control, whichever is higher, plus the greater of his or her target bonus for the year in which the change in control occurs or the highest bonus earned in the three fiscal years preceding the change in

 

control. The multiple of annual compensation received is three times for Mr. Hess and two times for Messrs. Hill, Goodell, Rielly and Turner and all other officers with whom such agreements were made.

In addition, the executive is entitled to receive a pro rata portion of his or her target bonus for the fiscal year in which termination occurs, and continuation of medical, dental and other welfare benefits. The benefits continuation period is 36 months following termination for Mr. Hess and 24 months following termination for Messrs. Hill, Goodell, Rielly and Turner and all other officers with whom such agreements were entered into. The agreements provide for immediate vesting of retirement benefits upon termination, deemed age and service credit in determining retirement benefits for the number of years equal to the severance multiple, and deemed compensation in determining retirement benefits equal to the salary and bonus taken into account in determining the lump sum severance payment. The NEOs, other than Mr. Turner, are also entitled to a "gross-up" payment from the company for any excise tax imposed by the Code on "excess parachute payments" resulting from a change in control. However, the compensation and management development committee decided in 2010 to eliminate tax gross-up provisions in any change-in-control termination benefit agreements to be entered into thereafter. As a result, our change-in-control agreement with Mr. Turner, which was entered into during 2015, does not contain a tax gross up provision.

Potential Change-in-Control Payments and Benefits. Set forth below is the total estimated value, assuming that a change in control occurred on December 31, 2019 and the employment of each NEO terminated on that date under circumstances entitling them to severance payments and benefits under the change-in-control termination benefit agreements, as well as the value of their unvested equity awards as of December 31, 2019.

Named Executive Officer	Cash Severance Payment ($)	Stock Options ($)(1)	Restricted Stock ($)	Performance Share Units ($)(2)	Welfare Benefits ($)	Outplacement Benefits ($)	Additional Pension Benefits ($)(3)	Excise Tax Gross-Up ($)	Total ($)
Hess, John B.	15,151,500	5,278,608	—	29,147,421	64,039	30,000	2,227,951	26,234,801	78,134,320
Hill, Gregory P.	6,713,000	1,712,429	2,393,357	15,997,944	31,456	30,000	4,320,398	10,849,521	42,048,105
Goodell, Timothy B.	3,709,200	724,835	1,013,085	6,771,572	42,693	30,000	1,310,794	6,447,223	20,049,402
Rielly, John P.	3,759,200	724,835	1,013,085	6,771,572	42,693	30,000	4,038,090	7,901,967	24,281,442
Turner, Michael R.(4)	2,551,800	561,750	785,129	5,248,037	42,033	30,000	1,133,381	—	10,352,130

(1) Reflects the in-the-money value of unvested stock options on December 31, 2019 that would become vested and exercisable upon a change in control.

(2) Upon a change in control, performance share units pay out a pro-rata portion based on the actual performance level to date and the remainder at target. Values of the pro-rata portion of performance share units reflect a 200% performance level on December 31, 2019 for 2017, 2018 and 2019 performance awards, respectively. The value was based on the closing price of $66.81 on December 31, 2019 as required by SEC disclosure requirements. Performance attained as of December 31, 2019 was at these levels, but actual payments at vesting could be different based on final performance results.

(3) All of the NEOs would also be entitled to his accumulated retirement benefits in accordance with the provisions of the employees' pension plan and pension restoration plan described under "Pension Benefits" on page 41.

(4) Mr. Turner entered into a Change-in-Control Agreement in 2015 with generally the same terms as the other NEOs, except his agreement does not allow for an excise tax gross-up. Severance arrangements for Mr. Turner are described under "Employment Agreements and Termination Agreements" on page 43.

The amounts in the table above were calculated: assuming a change in control occurred on December 31, 2019; using the closing price of our common stock on December 31, 2019 (the last trading day of our fiscal year) of $66.81 per share; using the intrinsic value of stock options (i.e., the result of multiplying the number of unvested options by the difference between the December 31, 2019 closing price of our common stock and the exercise price); using a performance factor of 200% for outstanding PSUs from 2018, 2019 and 2020; and for the purpose of determining any potential excise tax gross-up (i) assuming each of the NEOs is subject to the maximum federal and state income tax rates, (ii) using the applicable federal rates for December 2019 to calculate the present values of accelerated payments and (iii) assuming that the five-year period for determining the average total compensation of each NEO (i.e., the base amount under the golden parachute rules) ended on December 31, 2018.

The increase in estimated total payments for December 31, 2019 compared with December 31, 2018 was primarily due to (i) 65% increase in the price of common stock from $40.50 to $66.81, (ii) all three outstanding PSUs awards tracking at 200% compared with 75%, 100% and 200%, respectively, during 2018, (iii) lower interest rates increasing additional pension benefits and (iv) the substantial increases in (i) through (iii) above triggered the excise tax gross-up for four NEOs.

The definition of "change in control" under the termination benefits agreements is substantially similar to the definition of change in control in the incentive plans, except that (i) the change in a majority of board of directors must occur within a 24-month period and (ii) the exception for reorganization, merger, consolidation, liquidation, dissolution and asset sale is 60% rather than 51%.

For purposes of these agreements, "good reason" is defined as a failure to maintain the executive in the office or position held immediately prior to the change in control (or a substantially equivalent position), the removal of the executive as a director if the executive was a director immediately prior to the change in control, a material adverse change in the nature or scope of the executive's authorities, responsibilities or duties, a reduction in base salary or target annual bonus, termination of the ability of the executive to participate in the company's welfare benefit plans or retirement plans as in effect immediately prior to the change in control or a material reduction in the scope or value of those welfare or retirement benefits, a relocation of the executive's principal work location of more than 30 miles from the executive's location immediately prior to the change in control, or an increase in the executive's required business travel of more than 20% (based on days in any calendar quarter or year) than required in any of the three full years immediately prior to the change in control. "Cause" for purposes of these agreements is defined as conviction of a felony, gross and willful misconduct by the executive in performing the executive's duties, or willful and continued failure of the executive to substantially perform the executive's duties after written demand.

CEO Pay Ratio

As of December 31, 2019, we had approximately 1,774 employees, of which 1,527 were located in the United States. Regardless of an employee's role in the organization or their location, the process for determining compensation is the same: local market competitive data is reviewed to set compensation guidelines. Individual compensation decisions are then adjusted to reflect the individual's role and responsibilities as well as his or her experience, education, specialized training and overall performance.

We identified our median employee as of December 31, 2019, which was our measurement date for determining our median employee, by using a two-step process described below. First, we reviewed compensation data reflected in our payroll records for all active full-time and part-time employees consisting of:

• base salary, including overtime pay if applicable,

• compensation received under the annual incentive program, and

• the grant date fair value of long-term incentive grants, if applicable.

Next, we calculated each such employee's total compensation as set forth above on December 31, 2019. For our employees who are not paid in United States dollars, we converted their compensation data using the spot conversion rate on December 31, 2019. These results were then ranked, excluding the Chief Executive Officer, from lowest to highest, and a median sub-group of 15 employees were identified. Once we identified these median employees, we collected additional compensation data for this sub-group in a manner consistent with how our NEOs' compensation is presented in the "Summary Compensation Table," including:

• employer contributions to the company's 401(k) plan,

• change in pension values, and

• company allowances.

The single individual who represented the median of this sub-group was identified and this individual's total annual compensation was then compared to the total annual compensation value reported in the "Summary Compensation Table" for our Chief Executive Officer.

The total annual compensation for the year ended December 31, 2019 was $190,250 for our median employee and $13,493,661 for our Chief Executive Officer. The ratio of our Chief Executive Officer's pay to that of our median employee for 2019 was approximately 71 times.

 

Compensation and Risk

The company performed a risk assessment to determine whether the amount and composition of compensation for the company's employees and the design of compensation programs may create incentives for excessive risk-taking by its employees. The risk assessment focused on the following areas and the results were reviewed with and approved by the company's chief risk officer:

- assessment of residual risk associated with certain elements and design features of the company's compensation program;

- calculation of approximate exposure values of each business unit by aggregating the value of material risks into a single "at risk" dollar figure ("Exposure");

- assignment of a compensation risk score for major business units to attribute the level of compensation risk arising from potential for risk-taking and compensation mix ("Compensation Risk"); and

- review of higher risk areas by Exposure and Compensation Risk and appropriate mitigation plans.

The risk assessment placed particular emphasis on identifying employees who have both significant compensation risk in the variability of their compensation and also the ability to expose the company to significant business risk. The company concluded that for the substantial majority of its employees, their compensation risk and their ability to take business risks is low, because their compensation consists largely of fixed cash salary and a cash bonus that has a capped payout, and they do not have the authority to take action on behalf of the company that could expose the company to significant business risks. The company focused on the compensation programs for its senior executives, as these are the employees whose actions may expose the company to significant business risk. The company reviewed the cash and equity incentive programs for these executives and concluded that the following factors tend to mitigate the likelihood of excessive risk-taking:

- the compensation mix for these executives is designed to deliver a substantial portion of compensation in the form of long-term equity awards, and in the case of senior executives, such awards constitute the majority of their compensation;

- payouts on annual cash bonuses are capped, reducing the incentive to take excessive risk for short-term gains;

- LTI awards are made at the discretion of the compensation and management development committee with the goal of creating incentives for these employees to work for growth in the long-term profitability of the company;

- the compensation and management development committee has the discretion to reduce the cash incentive awards as well as LTI awards as it deems appropriate;

- senior executives are subject to stock ownership guidelines requiring them to hold specified levels of the company's stock during the term of their employment, the economic risk of which may not be hedged by equity derivative instruments, in order to align their interests with the long-term interests of all stockholders;

- incentive based compensation of any current or former executive officer may be subject to recoupment in certain circumstances involving financial restatement due to material noncompliance;

- compliance with the company's code of business conduct and ethics is considered in compensation determinations;

- the company has an environmental, health and safety function which oversees and monitors compliance in these areas for the company;

- the company's variable compensation programs include a variety of environmental, health and safety performance metrics; and

- the compensation and management development committee continually monitors the company's compensation programs and practices to assure that they appropriately balance the interests of employees and stockholders.

For these reasons, we do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.

PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Act enacted in 2010 and pursuant to Section 14A of the Exchange Act, an advisory vote on the frequency of stockholder votes on executive compensation was conducted in connection with the 2017 annual meeting of stockholders. At that meeting our stockholders agreed, and the board subsequently approved, that the advisory vote on executive compensation be held on an annual basis.

Accordingly, and pursuant to Section 14A of the Exchange Act, we are asking stockholders for an advisory approval of the compensation of our named executive officers as described in the Compensation Discussion and Analysis, the compensation tables and related narrative discussion included in this proxy statement. This proposal, commonly known as a "say on pay" proposal, gives stockholders an opportunity to approve, reject or abstain from voting with respect to our overall fiscal 2019 executive compensation programs and policies and the compensation paid to our named executive officers.

Please read the Compensation Discussion and Analysis section beginning on page 20 for additional details about our executive compensation program, including information about the fiscal year 2019 compensation of our named executive officers, our outreach to stockholders and the continued enhancements we seek to make to our executive compensation programs to further align pay and performance.

This proposal allows our stockholders to express their opinions regarding the decisions of the committee on the prior year's annual compensation to the named executive officers. Because your vote on this proposal is advisory, it will not affect existing compensation or be binding on the company, the board or the committee. However, the board and the committee will carefully consider the voting results on this proposal in future decisions on executive compensation. Your advisory vote will serve as an additional tool to guide the board and the committee in continuing to improve the alignment of the company's executive compensation programs with the long-term interests of the company and its stockholders and is consistent with our commitment to high standards of corporate governance.

Hess' 2019 advisory vote on executive compensation received the approval of over 93% of shares present and entitled to vote at the 2019 annual meeting. Following the 2019 vote, we continued the outreach program we undertook with our stockholders and other stakeholders to discuss and solicit their views on matters of interest to them relating to our executive compensation program. For the reasons stated in the Compensation Discussion and Analysis, we believe that our executive compensation program is tailored to our strategic plans, appropriately aligns executive pay with company performance and incentivizes management to work for the long-term growth of stockholder value.

The board of directors unanimously recommends stockholders vote FOR, on an advisory basis, the following resolution:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Adoption of the resolution requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

 **The board of directors unanimously recommends that stockholders vote FOR the approval of the compensation of our named executive officers.**



PROPOSAL 3: RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accountants retained to audit the company's financial statements. Accordingly, the audit committee has selected the firm of Ernst & Young LLP as the independent registered public accountants of the company for the fiscal year ending December 31, 2020. Ernst & Young LLP has acted for the company in this capacity for many years. During this time, Ernst & Young LLP has gained significant knowledge about our operations and business, accounting policies and practices, and internal control over financial reporting.

The audit committee evaluated Ernst & Young LLP's qualifications, performance and independence, as described on pages 12 to 13, and the audit committee and the board believe that the continued retention of Ernst & Young LLP as the company's independent registered public accountants is in the best interest of the company and its stockholders. Therefore, the board proposes that the stockholders ratify this selection at the annual meeting. Ratification of the appointment of Ernst & Young LLP as the independent registered public accountants of the company for the fiscal year ending December 31, 2020 requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions and broker non-votes will be counted as present for purposes of this vote and will have the effect of a vote against the proposal.

If the stockholders do not ratify the selection of Ernst & Young LLP, the selection of independent registered public accountants will be reconsidered by the audit committee.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will be afforded the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

Fee Information

Ernst & Young LLP's fees, by category of professional service in each of the last two fiscal years, were (in thousands):

	2019	2018
Audit Fees	$ 6,522	$ 6,534
Audit-Related Fees	2,266	1,544
Tax Fees	2,249	2,400
All Other Fees	106	0
Total	$11,143	$10,478

Audit fees include fees and expenses associated with the last annual audit, the reviews of the company's quarterly reports on Form 10-Q, reporting on the effectiveness of internal controls over financial reporting, SEC registration statements and statutory audits required internationally. This amount also includes $1.324 million for audit fees and expenses associated with the 2019 annual audit of Hess Midstream LP.

Fees for audit-related services include pension and savings plan audits, attest services not required by statute or regulation, accounting consultations, acquisition and disposition reviews and consultations on internal accounting controls. The 2019 fees include audit related services associated to the midstream reorganization.

Tax fees include tax compliance services and United States and international tax advice and planning.

Other fees include advisory services associated to the company's Environmental, Health, Safety and Social Responsibility program.

As part of its responsibility for oversight of the independent registered public accountants, the audit committee has established a pre-approval policy for the provision of engaging audit and permitted non-audit services provided by the company's independent registered public accountants. In accordance with this policy, each type of audit, audit-related, tax and other permitted service to be provided by the independent registered public accountants is specifically described and each such service, together with a fee level or budgeted amount for such service, is pre-approved



annually by the audit committee. Each such service and budgeted amount is thereafter updated quarterly. Any type of permitted service not previously approved by the audit committee must be specifically pre-approved before the service can be provided. For each fiscal year, the audit committee may determine appropriate ratios between categories of services and the total fees paid to the independent registered public accountants. The audit committee has delegated authority to the chairman of the audit committee to approve additional services or an increase in fees for a previously approved service in excess of the budgeted amount for that service. However, any increased fees or additional services so approved must be reported to the audit committee at its next scheduled meeting. In 2019 and 2018, all audit, audit-related, tax and other fees were pre-approved by the audit committee or the chairman of the audit committee. The audit committee has determined that the provision of all services approved in accordance with this policy is not incompatible with the independence of the independent registered public accountants.

 **The board of directors unanimously recommends that stockholders vote FOR the ratification of the selection of Ernst & Young LLP as independent registered public accountants for the year ending December 31, 2020.**

QUESTIONS AND ANSWERS
ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

You have received these proxy materials because you are a Hess Corporation stockholder, and our board of directors is soliciting your authority, or proxy, to vote your shares at the 2020 annual meeting of stockholders. The proxy materials include our notice of annual meeting of stockholders, proxy statement and 2019 annual report. If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual meeting. Proxy cards are being solicited on behalf of our board of directors. The proxy materials include detailed information about the matters that will be discussed and voted on at the meeting and provide updated information about our company that you should consider in order to make an informed decision when voting your shares. The proxy materials are first being furnished to stockholders on or about April 24, 2020.

The following proposals are scheduled to be voted on at the annual meeting:

- **Proposal 1**: Election of ten director nominees;
- **Proposal 2**: Advisory approval of the compensation of our named executive officers; and
- **Proposal 3**: Ratification of the selection of Ernst & Young LLP as our independent registered accountants for the fiscal year ending December 31, 2020.

Can I access the proxy materials on the internet?

Yes. The company's notice of annual meeting, proxy statement and 2019 annual report are available at **www.proxyvote.com**.

In accordance with SEC rules, we are making our proxy materials available to stockholders over the internet. On or about April 24, 2020, we mailed a Notice of Internet Availability of Proxy Materials to our stockholders (the "Notice"). The Notice contains instructions on how to access this proxy statement and our 2019 annual report and submit a proxy over the internet. If you received the Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained in the Notice.

The Notice also includes instructions about how to request delivery of future proxy materials electronically by e-mail, and we encourage you to do so. Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing the materials to you and will reduce the impact of our annual meeting on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail prior to the next stockholder meeting containing links to the proxy materials and the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you change it.

How do I attend the annual meeting?

Due to the health impact of COVID-19, the annual meeting will be held virtually only, via live webcast, on Wednesday, June 3, 2020 at 9:00 a.m., Central Time. If you were a stockholder at the close of business on April 9, 2020, you may attend the virtual annual meeting. You will be able to participate in the annual meeting online and submit your questions in advance of the meeting by visiting www.proxyvote.com or during the meeting by visiting www.virtualshareholdermeeting.com/HES2020. You also will be able to vote your shares electronically at the virtual annual meeting.

If you hold shares beneficially in street name through a bank, broker or other nominee, you can attend the annual meeting by visiting **www.virtualshareholdermeeting.com/HES2020** and entering the 16-digit control number listed on your Notice of Internet Availability of Proxy Materials or voting instruction form. Beneficial shareholders may need to obtain a control number and instructions by contacting their account representative at the bank, broker, or other nominee that holds their shares. If you are a stockholder of record, you can attend the annual meeting by visiting **www.virtualshareholdermeeting.com/HES2020** and entering the 16-digit control number listed on your Notice of Internet Availability of Proxy Materials or proxy card. You do not need to attend the virtual annual meeting to vote. Even if you plan to attend the virtual annual meeting, please submit your vote in advance as instructed herein.

The virtual annual meeting webcast will begin promptly at 9:00 a.m., Central Time. We encourage you to access the virtual annual meeting website prior to the start time. Online check-in will begin at 8:45 a.m., Central Time, and you should allow ample time to ensure your ability to access the meeting.



Why is this annual meeting only virtual?

We have been closely monitoring developments with the COVID-19 pandemic and the related recommendations and protocols issued by public health authorities and federal, state, and local governments. In light of the ongoing health and safety concerns and in order to protect our stockholders, employees and others and align with relevant gathering and travel restrictions, we will be conducting the annual meeting by remote communication only. Instructions on how to attend and participate in the virtual annual meeting via live webcast are posted at **www.proxyvote.com**. You will be able to vote your shares and submit questions at the virtual annual meeting by following the instructions on the website.

What if I have technical or logistical difficulties?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual annual meeting. If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call 800-586-1548 (U.S.) or 303-562-9288 (International) for assistance.

How can I ask questions at the annual meeting?

Stockholders may submit questions in advance of the meeting by visiting **www.proxyvote.com** or during the meeting by visiting **www.virtualshareholdermeeting.com/HES2020**. To ask a question, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card (or on your voting instruction form or as provided by your bank, broker or other nominee in the case of beneficial holders). The chairman of the meeting has broad authority to conduct the virtual annual meeting in an orderly manner, including establishing rules of conduct and time limitations for stockholder questions. A copy of the rules of conduct will be available online at the virtual annual meeting.

What is the quorum requirement for holding the 2020 annual meeting?

A majority of the outstanding shares of common stock, present in person or represented by proxy, will constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business.

Who can vote?

Holders of record of common stock at the close of business on April 9, 2020 will be entitled to vote at the annual meeting. Each share of common stock will be entitled to one vote on all matters properly brought before the meeting. As of April 9, 2020, there were 307,143,993 shares of common stock outstanding and entitled to vote at the annual meeting. There are no other voting securities of the company outstanding.

What is the difference between holding shares as a holder of record and as a beneficial owner?

If at the close of business on April 9, 2020, the record date for the annual meeting, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization or other nominee, then you are the beneficial owner of shares held in "street name" and the proxy materials, as applicable, are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares in your account. If that organization is not given specific direction, shares held in the name of that organization may not be voted and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. **Brokers are not permitted to vote your shares for the election of directors or for the advisory vote on executive compensation without your instructions as to how to vote. Please instruct your broker how to vote your shares using the voting instruction form provided by your broker. The voting instruction forms provided by your bank, broker or other nominee will also include information about how to vote your shares over the internet or telephonically, if such options are available. Please return your completed voting instruction form to your broker and contact the person responsible for your account or vote by using the internet or telephone so that your vote can be counted.**

 

How do I vote my shares?

You may vote your shares using one of the following methods (please also see the information provided above concerning the difference between holding shares as a holder of record and holding shares beneficially through a bank, broker or other nominee—beneficial holders should follow the voting instructions provided by such nominee):



Over the Internet

If you have access to the internet, you can submit your proxy online by following the instructions included on your proxy card or the Notice (or voting instruction form in the case of beneficial holders for whom internet voting is available) for voting over the internet.



By Telephone

You can vote by calling a toll-free telephone number listed on the proxy card (or voting instruction form in the case of beneficial holders for whom telephone voting is available). Please refer to your proxy card or voting instruction form for instructions on voting by phone.



By Mail

You may vote your shares by completing, signing and mailing the proxy card included with your proxy materials (or voting instruction form in the case of beneficial holders). Please refer to your proxy card or voting instruction form for instructions on voting by mail.



In Person at the Annual Meeting

Stockholders are invited to attend the virtual annual meeting and vote electronically by visiting the following website: **www.virtualshareholdermeeting.com/ HES2020**. To participate, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card (or on your voting instruction form or as provided by your bank, broker or other nominee in the case of beneficial holders).

A control number, located on the instruction sheet attached to the proxy card or the Notice, is designated to verify your identity and allow you to vote your shares and confirm that your voting instructions have been recorded properly. If you vote via the internet or by telephone, there is no need to return a signed proxy card. However, you may still vote by proxy by using the proxy card. If you vote by proxy prior to the annual meeting and also virtually attend the annual meeting, there is no need to vote again at the annual meeting unless you wish to change your vote.

As noted above, if you hold shares beneficially in street name through a bank, broker or other nominee, you may vote by submitting the voting instruction form provided by your bank, broker or other nominee. Telephone and internet voting may be also available—please refer to the voting instruction form provided by your bank, broker or other nominee for more information.

Can I change my vote?

Yes. You may revoke the proxy at any time prior to its use by:

- delivering a written notice to the secretary of the company, mailed to Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036;

- executing and submitting a later-dated proxy;

- re-voting your shares by telephone or on the internet; or

- attending the virtual annual meeting and voting electronically.

What vote is required to approve each of the proposals?

- *Proposal 1: Election of directors*: Directors will be elected by a majority of votes cast, which means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes are not counted as votes cast.

- *Proposal 2: Advisory vote to approve the compensation of the named executive officers*: Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted as present for the purposes of this vote and will have the effect of a vote against the proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

- *Proposal 3: Ratification of the selection of Ernst & Young LLP as our independent registered public accountants*: Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions and broker non-votes will be counted as present for purposes of this vote and will have the effect of a vote against the proposal.

What are the recommendations of the board of directors?

The board of directors unanimously recommends that you vote your shares on your proxy card:

- **FOR** the election of directors nominated herein;

- **FOR** the advisory approval of the compensation of our named executive officers; and

- **FOR** the proposal to ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2020.

What does it mean if I receive more than one proxy card on or about the same time?

It generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each proxy card or, if you vote via the internet or telephone, vote once for each proxy card you receive.

What if I do not specify how I want my shares to be voted?

If you are the record holder of your shares and do not specify on your proxy card (or when giving your proxy by telephone or the internet) how you want to vote your shares, your shares will be voted:

- **FOR** the election of directors nominated herein;

- **FOR** the advisory approval of the compensation of our named executive officers; and

- **FOR** the proposal to ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2020.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares may not be voted by the record holder and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

What is the effect of an "abstain" vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal. Therefore, an abstention will effectively be a vote against each of the proposals, except for the election of directors.

What is a "broker non-vote"?

A "broker non-vote" occurs when a beneficial owner of shares held by a broker, bank or other nominee fails to provide the record holder with voting instructions on any "non-routine" matters brought to a vote at a stockholder meeting.

Under the rules of the NYSE, "non-routine" matters include, among others, the election of directors and the advisory vote to approve the compensation of named executive officers. As such, a broker may not vote your shares with respect to such matters without your instructions.

 

If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

What should I do if I have other questions?

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll free at (800) 322-2885 or directly at (212) 929-5500.

ADDITIONAL INFORMATION

Availability of Additional Materials

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's corporate secretary at our principal executive offices at Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036, a copy of the company's annual report on Form 10-K for the fiscal year ended December 31, 2019, or the company's proxy statement. The company's proxy statement and annual report are also available on our website at **www.hess.com**.

The information provided on the company's website is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report, shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

Proxy Solicitation Expenses

The cost of preparing and mailing the Notice of Internet Availability of Proxy Materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, we have retained MacKenzie Partners, Inc. to aid in the solicitation. Its fees for this solicitation are not expected to exceed $25,000, exclusive of expenses.

Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable and documented expenses in connection therewith.

Submission of Stockholder Proposals and Nominations for the 2021 Annual Meeting

Proposals and Director Nominees for Inclusion in Proxy Materials

Proposals which stockholders wish to include in the company's proxy materials relating to the 2021 annual meeting of stockholders must be received by the corporate secretary at the address below no later than December 25, 2020 (120 days prior to the one-year anniversary of this proxy statement). Such proposals must meet the requirements of the applicable SEC rules and regulations to be eligible for inclusion in the company's proxy materials. Proposals must be addressed to:


Hess Corporation
1185 Avenue of the Americas
New York, New York 10036
Attn: Corporate Secretary


Stockholder nominations for candidates for election at the 2021 annual meeting of stockholders which the stockholders wish to include in the company's proxy materials relating to the 2021 annual meeting of stockholders pursuant to the company's proxy access by-law must be received by the company at the above address on or prior to March 5, 2021 (90 days prior to the one-year anniversary of the 2020 annual meeting) together with the information required by the proxy access provision in the company's by-laws.

Proposals and Director Nominees for Presentation at the Annual Meeting

Any stockholder proposal for, or nominations for candidates for election at, the 2021 annual meeting of stockholders which the proponent does not wish to include in the company's proxy materials for that meeting must be received on or prior to March 5, 2021 (90 days prior to the one-year anniversary of the 2020 annual meeting) together with the information required by the company's by-laws. If the notice of such proposal or nomination is received by the company at the above address after March 5, 2021, the proposal or nomination will be considered untimely, and if voted at the annual meeting, will be subject to the discretionary authority of proxies solicited by the board of directors.



OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card.

By order of the Board of Directors,

Timothy B. Goodell
Secretary

April 24, 2020

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